Exhibit 2

Shaw Communications Inc.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS AND

REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

November 28, 2014

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Shaw Communications Inc. and all the information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The financial statements have been prepared by management in accordance with International Financial Reporting Standards. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in the annual report and has ensured that it is consistent with the financial statements.

Management has a system of internal controls designed to provide reasonable assurance that the financial statements are accurate and complete in all material respects. The internal control system includes an internal audit function and an established business conduct policy that applies to all employees. Management believes that the systems provide reasonable assurance that transactions are properly authorized and recorded, financial information is relevant, reliable and accurate and that the Company’s assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring management fulfils its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility through its Audit Committee.

The Audit Committee is appointed by the Board and its directors are unrelated and independent. The Committee meets periodically with management, as well as the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues; to satisfy itself that each party is properly discharging its responsibilities; and, to review the annual report, the financial statements and the external auditors’ report. The Audit Committee reports its findings to the Board for consideration when approving the financial statements for issuance to the shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or re-appointment of the external auditors.

The financial statements have been audited by Ernst & Young LLP, the external auditors, in accordance with Canadian generally accepted auditing standards on behalf of the shareholders. Ernst & Young LLP has full and free access to the Audit Committee.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with generally accepted accounting principles.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any of the effectiveness of internal

Shaw Communications Inc.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS AND

REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

control are subject to the risk that the controls may become inadequate because of changes in conditions or that the degree of compliance with the policies and procedures may deteriorate. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation.

Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission 1992 framework. Based on this evaluation, management concluded that the Company’s system of internal control over financial reporting was effective as at August 31, 2014.

[Signed]	[Signed]

Brad Shaw Chief Executive Officer	Rhonda Bashnick Senior Vice President, Finance

Shaw Communications Inc.

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

Shaw Communications Inc.

We have audited the accompanying consolidated financial statements of Shaw Communications Inc., which comprise the consolidated statements of financial position as at August 31, 2014 and 2013, and the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the years ended August 31, 2014 and 2013, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Shaw Communications Inc. as at August 31, 2014 and 2013, and its financial performance and its cash flows for the years ended August 31, 2014 and 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Shaw Communication Inc.’s internal control over financial reporting as of August 31, 2014, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 1992 framework and our report dated November 28, 2014 expressed an unqualified opinion on Shaw Communications Inc.’s internal control over financial reporting.

Calgary, Canada
November 28, 2014
Chartered Accountants

Shaw Communications Inc.

INDEPENDENT AUDITORS’ REPORT ON INTERNAL CONTROLS UNDER STANDARDS OF THE PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD (UNITED STATES)

To the Shareholders of

Shaw Communications Inc.

We have audited Shaw Communications Inc.’s internal control over financial reporting as at August 31, 2014, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 1992 framework (the COSO criteria). Shaw Communications Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the company are being made only in accordance with authorization of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Shaw Communications Inc. maintained, in all material respects, effective internal control over financial reporting as at August 31, 2014, based on the COSO criteria.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Accounting Oversight Board (United States), the consolidated statements of financial position of Shaw Communications Inc. as at August 31, 2014 and 2013, and the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the years ended August 31, 2014 and 2013, and our report dated November 28, 2014 expressed an unqualified opinion thereon.

Calgary, Canada November 28, 2014

Chartered Accountants

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

[millions of Canadian dollars]	August 31, 2014 $	August 31, 2013 $

ASSETS
Current
Cash	637	422
Accounts receivable [note 4]	493	486
Inventories [note 5]	119	96
Other current assets [note 6]	73	72
Derivative instruments [note 28]	–	3
Assets held for sale [note 3]	11	116

	1,333	1,195
Investments and other assets [notes 7 and 28]	60	10
Property, plant and equipment [note 8]	3,652	3,370
Other long-term assets [note 9]	283	306
Deferred income tax assets [note 23]	26	–
Intangibles [note 10]	7,198	7,153
Goodwill [note 10]	698	698

	13,250	12,732

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities [note 11]	828	859
Provisions [note 12]	44	26
Income taxes payable	341	136
Unearned revenue	183	172
Promissory note [note 3]	–	48
Current portion of long-term debt [notes 13 and 28]	–	950
Liabilities associated with assets held for sale [note 3]	–	14

	1,396	2,205
Long-term debt [notes 13 and 28]	4,690	3,868
Other long-term liabilities [notes 14 and 26]	251	223
Provisions [note 12]	9	9
Deferred credits [note 15]	862	872
Deferred income tax liabilities [note 23]	1,105	1,142

	8,313	8,319

Commitments and contingencies [notes 13, 25, 26 and 31]
Shareholders’ equity
Common and preferred shareholders	4,702	4,182
Non-controlling interests in subsidiaries	235	231

	4,937	4,413

	13,250	12,732

See accompanying notes
On behalf of the Board:
[Signed]	[Signed]
JR Shaw	Michael O’Brien
Director	Director

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF INCOME

Years ended August 31 [millions of Canadian dollars except per share amounts]	2014 $	2013 $
Revenue [note 24]	5,241	5,142
Operating, general and administrative expenses [note 21]	(2,979)	(2,922)
Restructuring costs [notes 12 and 21]	(58)	–
Amortization –
Deferred equipment revenue [note 15]	69	121
Deferred equipment costs [note 9]	(142)	(257)
Property, plant and equipment, intangibles and other [notes 8, 9, 10 and 15]	(692)	(718)

Operating income	1,439	1,366
Amortization of financing costs – long-term debt [note 13]	(3)	(4)
Interest expense [notes 13 and 24]	(266)	(309)
Gain on sale of media assets [note 3]	49	–
Gain on sale of cablesystem [note 3]	–	50
Acquisition and divestment costs [notes 3 and 31]	(4)	(8)
Gain on sale of associate [note 3]	–	7
Accretion of long-term liabilities and provisions	(6)	(9)
Debt retirement costs [note 13]	(8)	–
Other losses [note 22]	(6)	(26)

Income before income taxes	1,195	1,067
Current income tax expense [note 23]	354	162
Deferred income tax expense (recovery) [note 23]	(46)	121

Net income	887	784

Net income attributable to:
Equity shareholders	857	746
Non-controlling interests in subsidiaries	30	38

	887	784

Earnings per share [note 18]
Basic	1.84	1.64
Diluted	1.84	1.63

See accompanying notes

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	2014	2013
Years ended August 31 [millions of Canadian dollars]	$	$
Net income	887	784
Other comprehensive income (loss) [note 20]
Items that may subsequently be reclassified to income:
Change in unrealized fair value of derivatives designated as cash flow hedges	3	4
Adjustment for hedged items recognized in the period	(5)	(1)
Unrealized loss on available-for-sale investment	(2)	–

	(4)	3

Items that will not be subsequently reclassified to income:
Remeasurements on employee benefit plans	(42)	3

	(46)	6

Comprehensive income	841	790

Comprehensive income attributable to:
Equity shareholders	811	752
Non-controlling interests in subsidiaries	30	38

	841	790

See accompanying notes

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Year ended August 31, 2014
	Attributable to equity shareholders
[millions of Canadian dollars]	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total	Equity attributable to non- controlling interests	Total equity
Balance as at September 1, 2013	2,955	72	1,242	(87)	4,182	231	4,413
Net income	–	–	857	–	857	30	887
Other comprehensive loss	–	–	–	(46)	(46)	–	(46)

Comprehensive income	–	–	857	(46)	811	30	841
Dividends	–	–	(364)	–	(364)	–	(364)
Dividend reinvestment plan	146	–	(146)	–	–	–	–
Shares issued under stock option plan	81	(11)	–	–	70	–	70
Share-based compensation	–	3	–	–	3	–	3
Distributions declared by subsidiaries to non-controlling interests	–	–	–	–	–	(26)	(26)

Balance as at August 31, 2014	3,182	64	1,589	(133)	4,702	235	4,937

Year ended August 31, 2013
	Attributable to equity shareholders
[millions of Canadian dollars]	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total	Equity attributable to non- controlling interests	Total equity
Balance as at September 1, 2012	2,750	77	1,019	(93)	3,753	281	4,034
Net income	–	–	746	–	746	38	784
Other comprehensive loss	–	–	–	6	6	–	6

Comprehensive income	–	–	746	6	752	38	790
Dividends	–	–	(341)	–	(341)	–	(341)
Dividend reinvestment plan	126	–	(126)	–	–	–	–
Shares issued under stock option plan	79	(10)	–	–	69	–	69
Share-based compensation	–	5	–	–	5	–	5
Distributions declared by subsidiaries to non-controlling interests	–	–	–	–	–	(19)	(19)
Contribution from non-controlling interest [note 27]	–	–	–	–	–	1	1
Acquisition of non-controlling interests [note 3]	–	–	(56)	–	(56)	(70)	(126)

Balance as at August 31, 2013	2,955	72	1,242	(87)	4,182	231	4,413

See accompanying notes

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	2014	2013
Years ended August 31 [millions of Canadian dollars]	$	$

OPERATING ACTIVITIES [note 29]
Funds flow from operations	1,524	1,380
Net change in non-cash working capital balances related to operations	216	(11)

	1,740	1,369

INVESTING ACTIVITIES
Additions to property, plant and equipment [note 24]	(976)	(802)
Additions to equipment costs (net) [note 24]	(56)	(132)
Additions to other intangibles [note 24]	(84)	(69)
Net decrease (increase) to inventories	(23)	6
Proceeds on sale of media assets [note 3]	141	–
Proceeds on sale of cablesystem [note 3]	–	398
Divestment costs [note 3]	–	(5)
Proceeds on wireless spectrum license option [note 3]	–	50
Refundable deposit on wireless spectrum license [note 3]	–	200
Business acquisitions, net of cash acquired [note 3]	–	(222)
Proceeds on disposal of property, plant and equipment [notes 24 and 29]	21	3
Additions to investments and other assets [note 3]	(52)	(69)

	(1,029)	(642)

FINANCING ACTIVITIES
Increase in long-term debt	840	590
Debt repayments	(969)	(1,041)
Debt retirement costs [note 13]	(7)	–
Senior notes issuance costs [note 13]	(4)	–
Repayment of promissory note [note 3]	(48)	–
Issue of Class B Non-Voting Shares	70	69
Dividends paid on Class A Shares and Class B Non-Voting Shares	(339)	(319)
Dividends paid on Series A Preferred Shares	(13)	(13)
Distributions paid to non-controlling interests in subsidiaries	(26)	(19)
Contribution received from non-controlling interest [note 27]	–	1

	(496)	(732)

Increase (decrease) in cash	215	(5)
Cash, beginning of year	422	427

Cash, end of year	637	422

See accompanying notes

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2014 and 2013

[all amounts in millions of Canadian dollars except share and per share amounts]

1.	CORPORATE INFORMATION

Shaw Communications Inc. (the “Company”) is a diversified Canadian communications company whose core operating business is providing broadband cable television services, Internet, Digital Phone and telecommunications services (“Cable”); Direct-to-home (DTH) satellite services and satellite distribution services (“Satellite”); and programming content (“Media”).

The Company was incorporated under the laws of the Province of Alberta on December 9, 1966 under the name Capital Cable Television Co. Ltd. and was subsequently continued under the Business Corporations Act (Alberta) on March 1, 1984 under the name Shaw Cablesystems Ltd. Its name was changed to Shaw Communications Inc. on May 12, 1993. The Company’s shares are listed on the Toronto and New York Stock Exchanges. The registered office of the Company is located at Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta, Canada T2P 4L4.

2.	BASIS OF PRESENTATION AND ACCOUNTING POLICIES

Statement of compliance

These consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements of the Company for the years ended August 31, 2014 and 2013, were approved by the Board of Directors and authorized for issue on November 28, 2014.

Basis of presentation

These consolidated financial statements have been prepared primarily under the historical cost convention and are expressed in millions of Canadian dollars unless otherwise indicated. Other measurement bases used are outlined below and in the applicable notes. The consolidated statements of income are presented using the nature classification for expenses.

Basis of consolidation

(i)	Subsidiaries

The consolidated financial statements include the accounts of the Company and those of its subsidiaries, which are entities over which the Company has control. Control exists when the Company has power over an investee, is exposed to or has rights to variable returns from its involvement and has the ability to affect those returns. Intercompany transactions and balances are eliminated on consolidation. The results of operations of subsidiaries acquired during the period are included from their respective dates of acquisition, being the time at which the Company obtains control. Consolidation of a subsidiary ceases when the Company loses control. A change in ownership interests of a subsidiary, without a loss of control, is accounted for as an equity transaction. The Company assesses control through share ownership and voting rights.

Non-controlling interests arise from business combinations in which the Company acquires less than 100% ownership interest. At the time of acquisition, non-controlling interests are

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2014 and 2013

[all amounts in millions of Canadian dollars except share and per share amounts]

measured at either fair value or their proportionate share of the fair value of acquiree’s identifiable assets. The Company determines the measurement basis on a transaction by transaction basis. Subsequent to acquisition, the carrying amount of non-controlling interests is increased or decreased for their share of changes in equity.

(ii)	Joint operations

A joint operation is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities, relating to the joint arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. The consolidated financial statements include the Company’s proportionate share of the assets, liabilities, revenues, and expenses of its interests in joint operations.

The Company’s joint operations include a 33.33% interest in the Burrard Landing Lot 2 Holdings Partnership (the “Partnership”) and until January 1, 2014, 50% interest in Historia and Series+ s.e.nc (“Historia and Series+”).

The Partnership owns and leases commercial space in Shaw Tower in Vancouver, BC, which is the Company’s headquarters for its lower mainland operations. In classifying its 33.33% interest in the Partnership as a joint operation, the Company considered the terms and conditions of the partnership agreement and other facts and circumstances including the primary purpose of Shaw Tower which is to provide lease space to the partners.

Historia and Series+ are two Canadian French-language specialty television channels. The Company classified its 50% interest as a joint operation after considering the terms and conditions of the partnership agreement and other facts and circumstances including the significant obligations that arise with respect to the CRTC broadcasting licenses which are required to operate the channels and which are held at the partner level.

Investments in associates and joint ventures

Associates are entities over which the Company has significant influence. Significant influence is the power to participate in the operating and financial policies of the investee, but is not control or joint control.

A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

Investments in associates and joint ventures are accounted for using the equity method. Investments of this nature are recorded at original cost and adjusted periodically to recognize the Company’s proportionate share of the associate’s or joint venture’s net income/loss and other comprehensive income/loss after the date of investment, additional contributions made and dividends received.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2014 and 2013

[all amounts in millions of Canadian dollars except share and per share amounts]

Revenue and expenses

The Company has multiple deliverable arrangements comprised of upfront fees (subscriber connection and installation fee revenue and/or customer premise equipment revenue) and related subscription revenue. Upfront fees charged to customers do not constitute separate units of accounting, therefore these revenue streams are assessed as an integrated package.

(i)	Revenue

Revenue from cable, Internet, Digital Phone and DTH customers includes subscriber revenue earned as services are provided. Satellite distribution services and telecommunications service revenue is recognized in the period in which the services are rendered to customers. Affiliate subscriber revenue is recognized monthly based on subscriber levels. Advertising revenues are recognized in the period in which the advertisements are broadcast and recorded net of agency commissions as these amounts are paid directly to the agency or advertiser. When a sales arrangement includes multiple advertising spots, the proceeds are allocated to individual advertising spots under the arrangement based on relative fair values.

Subscriber connection fees received from customers are deferred and recognized as revenue on a straight-line basis over three years. Direct and incremental initial selling, administrative and connection costs related to subscriber acquisitions are recognized as an operating expense as incurred. The costs of physically connecting a new home are capitalized as part of the distribution system and costs of disconnections are expensed as incurred.

Installation revenue received on contracts with commercial business customers is deferred and recognized as revenue on a straight-line basis over the related service contract, which generally span two to ten years. Direct and incremental costs associated with the service contract, in an amount not exceeding the upfront installation revenue, are deferred and recognized as an operating expense on a straight-line basis over the same period.

(ii)	Deferred equipment revenue and deferred equipment costs

Revenue from sales of DTH equipment and DCTs is deferred and recognized on a straight-line basis over three years commencing when subscriber service is activated. The total cost of the equipment, including installation, represents an inventoriable cost which is deferred and recognized on a straight-line basis over the same period. The DCT and DTH equipment is generally sold to customers at cost or a subsidized price in order to expand the Company’s customer base.

Revenue from sales of satellite tracking hardware and costs of goods sold is deferred and recognized on a straight-line basis over the related service contract for monthly service charges for air time, which is generally five years. The amortization of the revenue and cost of sale of satellite service equipment commences when goods are shipped.

Recognition of deferred equipment revenue and deferred equipment costs is recorded as deferred equipment revenue amortization and deferred equipment costs amortization, respectively.

(iii)	Deferred IRU revenue

Prepayments received under indefeasible right to use (“IRU”) agreements are amortized on a straight-line basis into income over the term of the agreement and included in amortization of property, plant and equipment, intangibles and other in the consolidated statements of income.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2014 and 2013

[all amounts in millions of Canadian dollars except share and per share amounts]

Cash

Cash is presented net of outstanding cheques. When the amount of outstanding cheques and the amount drawn under the Company’s revolving term facility are greater than the amount of cash, the net amount is presented as bank indebtedness.

Allowance for doubtful accounts

The Company maintains an allowance for doubtful accounts for the estimated losses resulting from the inability of its customers to make required payments. In determining the allowance, the Company considers factors such as the number of days the account is past due, whether or not the customer continues to receive service, the Company’s past collection history and changes in business circumstances.

Inventories

Inventories include subscriber equipment such as DCTs and DTH receivers, which are held pending rental or sale at cost or at a subsidized price. When subscriber equipment is sold, the equipment revenue and equipment costs are deferred and amortized over three years. When the subscriber equipment is rented, it is transferred to property, plant and equipment and amortized over its useful life. Inventories are determined on a first-in, first-out basis, and are stated at cost due to the eventual capital nature as either an addition to property, plant and equipment or deferred equipment costs.

Property, plant and equipment

Property, plant and equipment are recorded at purchase cost. Direct labour and other directly attributable costs incurred to construct new assets, upgrade existing assets and connect new subscribers are capitalized as well as borrowing costs on qualifying assets. In addition, any asset removal and site restoration costs in connection with the retirement of assets are capitalized. Repairs and maintenance expenditures are charged to operating expense as incurred. Amortization is recorded on a straight-line basis over the estimated useful lives of assets as follows:

Asset	Estimated useful life
Cable and telecommunications distribution system	5-20 years
Digital cable terminals and modems	2-5 years
Satellite audio, video and data network equipment and DTH receiving equipment	3-15 years
Transmitters, broadcasting and communication equipment	5-15 years
Buildings	15-40 years
Data processing	3-4 years
Other	3-20 years

The Company reviews the estimates of lives and useful lives on a regular basis.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2014 and 2013

[all amounts in millions of Canadian dollars except share and per share amounts]

Assets held for sale

Non-current assets and disposal groups are classified as held for sale when specific criteria are met and are measured at the lower of carrying amount and estimated fair value less costs to sell. Assets held for sale are not amortized and are reported separately on the statement of financial position.

Other long-term assets

Other long-term assets primarily include (i) equipment costs, as described in the revenue and expenses accounting policy, deferred and amortized on a straight-line basis over three to five years, (ii) credit facility arrangement fees amortized on a straight-line basis over the term of the facility, (iii) long-term receivables, (iv) network capacity leases, and (v) the non-current portion of prepaid maintenance and support contracts.

Intangibles

The excess of the cost of acquiring cable, satellite and media businesses over the fair value of related net identifiable tangible and intangible assets acquired is allocated to goodwill. Net identifiable intangible assets acquired consist of amounts allocated to broadcast rights and licenses, trademarks, brands, program rights, customer relationships and software assets. Broadcast rights and licenses, trademarks and brands represent identifiable assets with indefinite useful lives. Spectrum licenses were acquired in Industry Canada’s auction of licenses for advanced wireless services and have an indefinite life.

Program rights represent licensed rights acquired to broadcast television programs on the Company’s conventional and specialty television channels and program advances are in respect of payments for programming prior to the window license start date. For licensed rights, the Company records a liability for program rights and corresponding asset when the license period has commenced and all of the following conditions have been met: (i) the cost of the program is known or reasonably determinable, (ii) the program material has been accepted by the Company in accordance with the license agreement and (iii) the material is available to the Company for telecast. Program rights are expensed on a systematic basis generally over the estimated exhibition period as the programs are aired and are included in operating, general and administrative expenses. Program rights are segregated on the statement of financial position between current and noncurrent based on expected life at time of acquisition.

Customer relationships represent the value of customer contracts and relationships acquired in a business combination and are amortized on a straight-line basis over the estimated useful life of 15 years.

Software that is not an integral part of the related hardware is classified as an intangible asset. Internally developed software assets are recorded at historical cost and include direct material and labour costs as well as borrowing costs on qualifying assets. Software assets are amortized on a straight-line basis over estimated useful lives ranging from three to ten years. The Company reviews the estimates of lives and useful lives on a regular basis.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2014 and 2013

[all amounts in millions of Canadian dollars except share and per share amounts]

Borrowing costs

The Company capitalizes borrowing costs on qualifying assets, for which the commencement date is on or after September 1, 2010, that take more than one year to construct or develop using the Company’s weighted average cost of borrowing which approximated 6.25% (2013 – 6.5%).

Impairment

(i)	Goodwill and indefinite-life intangibles

The Company tests goodwill and indefinite-life intangibles for impairment annually (as at March 1) and when events or changes in circumstances indicate that the carrying value may be impaired. The recoverable amount of each cash-generating unit (“CGU”) is determined based on the higher of the CGU’s fair value less costs to sell (“FVLCS”) and its value in use (“VIU”). A CGU is the smallest identifiable group of assets that generate cash flows that are independent of the cash inflows from other assets or groups of assets. The Company’s cash generating units are consistent with its reporting segments, Cable, Satellite and Media. Where the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

(ii)	Non-financial assets with finite useful lives

For non-financial assets, such as property, plant and equipment and finite-life intangible assets, an assessment is made at each reporting date as to whether there is an indication that an asset may be impaired. If any indication exists, the recoverable amount of the asset is determined based on the higher of FVLCS and VIU. Where the carrying amount of the asset exceeds its recoverable amount, the asset is considered impaired and written down to its recoverable amount. Previously recognized impairment losses are reviewed for possible reversal at each reporting date and all or a portion of the impairment is reversed if the asset’s value has increased.

CRTC benefit obligations

The fair value of CRTC benefit obligations committed as part of business acquisitions are initially recorded at the present value of amounts to be paid net of any expected incremental cash inflows. The obligation is subsequently adjusted for the incurrence of related expenditures, the passage of time and for revisions to the timing of the cash flows. Changes in the obligation due to the passage of time are recorded as accretion of long-term liabilities and provisions in the income statement.

Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The timing or amount of the outflow may still be uncertain. Provisions are measured using the best estimate of the expenditure required to settle the present obligation at the end of the reporting period, taking into account risks and uncertainties associated with the obligation. Provisions are discounted where the time value of money is considered material.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2014 and 2013

[all amounts in millions of Canadian dollars except share and per share amounts]

(i)	Asset retirement obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred, on a discounted basis, with a corresponding increase to the carrying amount of property and equipment, primarily in respect of transmitter sites. This cost is amortized on the same basis as the related asset. The liability is subsequently increased for the passage of time and the accretion is recorded in the income statement as accretion of long-term liabilities and provisions. The discount rates applied are subsequently adjusted to current rates as required at the end of reporting periods. Revisions due to the estimated timing of cash flows or the amount required to settle the obligation may result in an increase or decrease in the liability. Actual costs incurred upon settlement of the obligation are charged against the liability to the extent recorded.

(ii)	Restructuring provisions

Restructuring provisions, primarily in respect of employee termination benefits, are recognized when a detailed plan for the restructuring exists and a valid expectation has been raised to those affected that the plan will be carried out.

(iii)	Other provisions

Provisions for disputes, legal claims and contingencies are recognized when warranted. The Company establishes provisions after taking into consideration legal assessments (if applicable), expected availability of insurance or other recourse and other available information.

Deferred credits

Deferred credits primarily include: (i) prepayments received under IRU agreements amortized on a straight-line basis into income over the term of the agreement, (ii) equipment revenue, as described in the revenue and expenses accounting policy, deferred and amortized over three years to five years, (iii) connection fee revenue and upfront installation revenue, as described in the revenue and expenses accounting policy, deferred and amortized over two to ten years, (iv) a deposit on a future fibre sale, and (v) amounts received in respect of granting an option to acquire its wireless spectrum licenses.

Income taxes

The Company accounts for income taxes using the liability method, whereby deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset and they relate to income taxes levied by the same authority in the same taxable entity. Income tax expense for the period is the tax payable for the period using tax rates substantively enacted at the reporting date, any adjustments to taxes payable in respect of previous years and any change during the period in deferred income tax assets and liabilities, except to the extent that they relate to a business combination or divestment, items recognized directly in equity or in other comprehensive income. The Company records interest and penalties related to income taxes in income tax expense.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2014 and 2013

[all amounts in millions of Canadian dollars except share and per share amounts]

Tax credits and government grants

The Company has access to a government program which supports local programming produced by conventional television stations. In addition, the Company receives tax credits primarily related to its research and development activities. Government financial assistance is recognized when management has reasonable assurance that the conditions of the government programs are met and accounted for as a reduction of related costs, whether capitalized and amortized or expensed in the period the costs are incurred.

Foreign currency translation

Transactions originating in foreign currencies are translated into Canadian dollars at the exchange rate at the date of the transaction. Monetary assets and liabilities are translated at the period-end rate of exchange and non-monetary items are translated at historic exchange rates. The net foreign exchange loss recognized on the translation and settlement of current monetary assets and liabilities was $8 (2013 – $3) and is included in other losses.

Financial instruments other than derivatives

Financial instruments have been classified as loans and receivables, assets available-for-sale, assets held-for-trading or financial liabilities. Cash has been classified as held-for-trading and is recorded at fair value with any change in fair value immediately recognized in income (loss). Other financial assets are classified as available-for-sale or as loans and receivables. Available-for-sale assets are carried at fair value with changes in fair value recorded in other comprehensive income (loss) until realized. Available-for-sale equity instruments not quoted in an active market and where fair value cannot be reliably measured are recorded at cost less impairment. Loans and receivables and financial liabilities are carried at amortized cost. None of the Company’s financial assets are classified as held-to-maturity and none of its financial liabilities are classified as held-for-trading.

Finance costs and discounts associated with the issuance of debt securities are netted against the related debt instrument and amortized to income using the effective interest rate method. Accordingly, long-term debt accretes over time to the principal amount that will be owing at maturity.

Derivative financial instruments

The Company uses derivative financial instruments, such as foreign currency forward purchase contracts, to manage risks from fluctuations in foreign exchange rates. All derivative financial instruments are recorded at fair value in the statement of financial position. Where permissible, the Company accounts for these financial instruments as hedges which ensures that counterbalancing gains and losses are recognized in income in the same period. With hedge accounting, changes in the fair value of derivative financial instruments designated as cash flow hedges are recorded in other comprehensive income (loss) until the variability of cash flows relating to the hedged asset or liability is recognized in income (loss). When an anticipated transaction is subsequently recorded as a non-financial asset, the amounts recognized in other comprehensive income (loss) are reclassified to the initial carrying amount of the related asset. Where hedge accounting is not permissible or derivatives are not designated in a hedging relationship, they are classified as held-for-trading and the changes in fair value are immediately recognized in income (loss).

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2014 and 2013

[all amounts in millions of Canadian dollars except share and per share amounts]

Instruments that have been entered into by the Company to hedge exposure to foreign currency risk are reviewed on a regular basis to ensure the hedges are still effective and that hedge accounting continues to be appropriate.

Fair value measurements

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The fair value hierarchy is based on inputs to valuation techniques that are used to measure fair value that are either observable or unobservable. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources while unobservable inputs reflect a reporting entity’s pricing based upon their own market assumptions.

The fair value hierarchy consists of the following three levels:

Level 1	Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2	Inputs for the asset or liability are based on observable market data, either directly or indirectly, other than quoted prices.

Level 3	Inputs for the asset or liability are not based on observable market data.

The Company determines whether transfers have occurred between levels in the fair value hierarchy by assessing the impact of events and changes in circumstances that could result in a transfer at the end of each reporting period.

Employee benefits

The Company accrues its obligations under its employee benefit plans, net of plan assets. The cost of pensions and other retirement benefits earned by certain employees is actuarially determined using the projected benefit method pro-rated on service and management’s best estimate of salary escalation and retirement ages of employees. Past service costs from plan initiation and amendments are recognized immediately in the income statement. Remeasurements include actuarial gains or losses and the return on plan assets (excluding interest income). Actuarial gains and losses occur because assumptions about benefit plans relate to a long time frame and differ from actual experiences. These assumptions are revised based on actual experience of the plans such as changes in discount rates, expected retirement ages and projected salary increases. Remeasurements are recognized in other comprehensive income (loss) on an annual basis, at a minimum, and on an interim basis when there are significant changes in assumptions.

August 31 is the measurement date for the Company’s employee benefit plans. The last actuarial valuations for funding purposes for the various plans were performed effective December 31, 2013 and the next actuarial valuations for funding purposes are effective December 31, 2014.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2014 and 2013

[all amounts in millions of Canadian dollars except share and per share amounts]

Share-based compensation

The Company has a stock option plan for directors, officers, employees and consultants to the Company. The options to purchase shares must be issued at not less than the fair value at the date of grant. Any consideration paid on the exercise of stock options, together with any contributed surplus recorded at the date the options vested, is credited to share capital. The Company calculates the fair value of share-based compensation awarded to employees using the Black-Scholes option pricing model. The fair value of options are expensed and credited to contributed surplus over the vesting period of the options using the graded vesting method.

The Company has a restricted share unit (“RSU”) plan for officers and employees of the Company. RSUs vest on the second anniversary of the grant date and compensation is recognized on a straight-line basis over the two year vesting period. RSUs will be settled in cash and the obligation for RSUs is measured at the end of each period at fair value using the Black-Scholes option pricing model and the number of outstanding RSUs.

The Company has a deferred share unit (“DSU”) plan for its Board of Directors. Compensation cost is recognized immediately as DSUs vest when granted. DSUs will be settled in cash and the obligation is measured at the end of each period at fair value using the Black-Scholes option pricing model and the number of outstanding DSUs.

The Company has an employee share purchase plan (the “ESPP”) under which eligible employees may contribute to a maximum of 5% of their monthly base compensation. The Company contributes an amount equal to 25% of the participant’s contributions.

Earnings per share

Basic earnings per share is based on net income attributable to equity shareholders adjusted for dividends on preferred shares and is calculated using the weighted average number of Class A Shares and Class B Non-Voting Shares outstanding during the period. Diluted earnings per share is calculated by considering the effect of all potentially dilutive instruments. In calculating diluted earnings per share, any proceeds from the exercise of stock options and other dilutive instruments are assumed to be used to purchase Class B Non-Voting Shares at the average market price during the period.

Guarantees

The Company discloses information about certain types of guarantees that it has provided, including certain types of indemnities, without regard to whether it will have to make any payments under the guarantees.

Estimation uncertainty and critical judgements

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates and significant changes in assumptions could cause an impairment in assets. The following require the most difficult, complex or subjective judgements which result from the need to make estimates about the effects of matters that are inherently uncertain.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2014 and 2013

[all amounts in millions of Canadian dollars except share and per share amounts]

Estimation uncertainty

The following are key assumptions concerning the future and other key sources of estimation uncertainty that could impact the carrying amount of assets and liabilities and results of operations in future periods:

(i)	Allowance for doubtful accounts

The Company is required to make an estimate of an appropriate allowance for doubtful accounts on its receivables. The estimated allowance required is a matter of judgement and the actual loss eventually sustained may be more or less than the estimate, depending on events which have yet to occur and which cannot be foretold, such as future business, personal and economic conditions.

(ii)	Property, plant and equipment

The Company is required to estimate the expected useful lives of its property, plant and equipment. These estimates of useful lives involve significant judgement. In determining these estimates, the Company takes into account industry trends and company-specific factors, including changing technologies and expectations for the in-service period of these assets. Management’s judgement is also required in determination of the amortization method, the residual value of assets and the capitalization of labour and overhead.

(iii)	Business combinations – purchase price allocation

Purchase price allocations involve uncertainty because management is required to make assumptions and judgements to estimate the fair value of the identifiable assets acquired and liabilities assumed in business combinations. Fair value estimates are based on quoted market prices and widely accepted valuation techniques, including discounted cash flow (“DCF”) analysis. Such estimates include assumptions about inputs to the valuation techniques, industry economic factors and business strategies.

(iv)	Impairment

The Company estimates the recoverable amount of its CGUs using a FVLCS calculation based on a DCF analysis. Significant judgements are inherent in this analysis including estimating the amount and timing of the cash flows attributable to the broadcast rights and licenses, the selection of an appropriate discount rate, and the identification of appropriate terminal growth rate assumptions. In this analysis the Company estimates the discrete future cash flows associated with the intangible asset for five years and determines a terminal value. The future cash flows are based on the Company’s estimates of future operating results, economic conditions and the competitive environment. The terminal value is estimated using both a perpetuity growth assumption and a multiple of operating income before restructuring costs and amortization. The discount rates used in the analysis are based on the Company’s weighted average cost of capital and an assessment of the risk inherent in the projected cash flows. In analyzing the FVLCS determined by the DCF analysis, the Company also considers a market approach determining a recoverable amount for each unit and total entity value determined using a market capitalization approach. Recent market transactions are taken into account, when available. The key assumptions used to determine the recoverable amounts, including a sensitivity analysis, are included in note 10. The DCF analysis uses significant unobservable inputs and is therefore considered a level 3 fair value measurement.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2014 and 2013

[all amounts in millions of Canadian dollars except share and per share amounts]

(v)	Employee benefit plans

The amounts reported in the financial statements relating to the defined benefit pension plans are determined using actuarial valuations that are based on several assumptions including the discount rate and rate of compensation increase. While the Company believes these assumptions are reasonable, differences in actual results or changes in assumptions could affect employee benefit obligations and the related income statement impact. The most significant assumption used to calculate the net employee benefit plan expense is the discount rate. The discount rate is the interest rate used to determine the present value of the future cash flows that is expected will be needed to settle employee benefit obligations. It is based on the yield of long-term, high-quality corporate fixed income investments closely matching the term of the estimated future cash flows and is reviewed and adjusted as changes required.

(vi)	Income taxes

The Company is required to estimate income taxes using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. In determining the measurement of tax uncertainties, the Company applies a probable weighted average methodology. Realization of deferred income tax assets is dependent on generating sufficient taxable income during the period in which the temporary differences are deductible. Although realization is not assured, management believes it is more likely than not that all recognized deferred income tax assets will be realized based on reversals of deferred income tax liabilities, projected operating results and tax planning strategies available to the Company and its subsidiaries.

(vii)	Contingencies

The Company is subject to various claims and contingencies related to lawsuits, taxes and commitments under contractual and other commercial obligations. Contingent losses are recognized by a charge to income when it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount can be reasonably estimated. Significant changes in assumptions as to the likelihood and estimates of the amount of a loss could result in recognition of additional liabilities.

Critical judgements

The following are critical judgements apart from those involving estimation:

(i)	Determination of a CGU

Management’s judgement is required in determining the Company’s cash generating units for the impairment assessment of its indefinite-life intangible assets. The CGUs have been determined considering operating activities and asset management and are consistent with the Company’s reporting segments, Cable, Satellite and Media.

(ii)	Broadcast rights and licenses and spectrum licenses – indefinite-life assessment

The Company’s businesses are dependent upon broadcast licenses (or operate pursuant to an exemption order) granted and issued by the CRTC. In addition, the Company holds AWS licenses to operate a wireless system in Canada. While these licenses must be renewed from time to time, the Company has never failed to do so. In addition, there are currently no legal, regulatory or competitive factors that limit the useful lives of these assets.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2014 and 2013

[all amounts in millions of Canadian dollars except share and per share amounts]

Adoption of recent accounting pronouncements

The adoption of the following standards and amendments effective September 1, 2013 had no impact on the Company’s consolidated financial statements other than additional disclosure requirements.

•

IFRS 10 Consolidated Financial Statements replaces previous consolidation guidance and outlines a single consolidation model that identifies control as the basis for consolidation of all types of entities.

•

IFRS 11 Joint Arrangements replaces IAS 31 Interests in Joint Ventures and SIC 13 Jointly Controlled Entities – Non-Monetary Contributions by Venturers. The new standard classifies joint arrangements as either joint operations or joint ventures.

•	IFRS 12 Disclosure of Interests in Other Entities sets out required disclosures on application of IFRS 10, IFRS 11 and IAS 28 (amended 2011).

•	IAS 27 Separate Financial Statements was amended in 2011 for the issuance of IFRS 10 and retains the same guidance for separate financial statements.

•

IAS 28 Investments in Associates was amended in 2011 for changes based on issuance of IFRS 10 and IFRS 11 and provides guidance on accounting for joint ventures, as defined by IFRS 11, using the equity method.

•	IFRS 13 Fair Value Measurement defines fair value, provides guidance on its determination and introduces consistent requirements for disclosure of fair value measurements.

The Company has elected to early adopt the amendments to IAS 36 Impairment of Assets for the year ended August 31, 2014. The amendments limit the requirement to disclose the recoverable amount to assets (including goodwill) for which an impairment loss was recognized or reversed in the period, instead of the recoverable amount for each CGU to which significant goodwill or indefinite-life intangible assets have been allocated. Under the amendments, recoverable amount is required to be disclosed only when an impairment loss has been recognized or reversed.

Standards, interpretations and amendments to standards issued but not yet effect

The Company has not yet adopted certain standards and interpretations that have been issued but are not yet effective. The following pronouncements are being assessed to determine the impact on the Company’s results and financial position.

•

IFRIC 21 Levies provides guidance on when to recognize a financial liability imposed by a government, if the levy is accounted for in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets, or where the timing and amount of the levy is certain. This interpretation is effective for the annual period commencing September 1, 2014 and is not expected to have an impact on the Company’s financial statements.

•

Clarification of Acceptable Methods of Depreciation and Amortization (Amendments to IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets) prohibits revenue from being used as a basis to depreciate property, plant and equipment and significantly

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2014 and 2013

[all amounts in millions of Canadian dollars except share and per share amounts]

limits use of revenue-based amortization for intangible assets. The amendments are to be applied prospectively for the annual period commencing September 1, 2016.

•

IFRS 15 Revenue from Contracts with Customers, was issued in May 2014 and replaces IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programs, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers and SIC-31 Revenue – Barter Transactions Involving Advertising Services. The new standard requires revenue to be recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration expected to be received in exchange for those goods or services. The principles are to be applied in the following five steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The new standard is to be applied either retrospectively or on a modified retrospective basis and is effective for the annual period commencing September 1, 2017.

•

IFRS 9 Financial Instruments: Classification and Measurement replaces IAS 39 Financial Instruments and applies a principal-based approach to the classification and measurement of financial assets and financial liabilities, including an expected credit loss model for calculating impairment, and includes new requirements for hedge accounting. The standard is required to be applied retrospectively for the annual period commencing September 1, 2018.

Change in accounting estimates

During the current year, the Company reviewed the useful lives of its property, plant and equipment as well as the amortization period for amounts deferred under multiple element arrangements, including equipment revenue and associated equipment costs and connection fees. The review resulted in changes in the amortization period for amounts deferred under multiple element arrangements and estimated useful lives of certain assets effective September 1, 2013. As a result, cable and telecommunication distribution system assets are amortized on a straight-line basis over 5 to 20 years, and digital cable terminals and modems on a straight-line basis over 2 to 5 years. The amortization period for amounts deferred and amortized on a straight-line basis under multiple element arrangements is 3 years. The impact of the changes has been accounted for prospectively. The changes in estimates in respect of unamortized balances at August 31, 2013 resulted in decreases to revenue and amortization as summarized below.

($millions Cdn)	Year ended August 31, 2014
Revenue	3

Amortization
Deferred equipment revenue	29
Deferred equipment costs	66
Property, plant and equipment, intangibles and other	63

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2014 and 2013

[all amounts in millions of Canadian dollars except share and per share amounts]

3.	PURCHASE AND SALE OF ASSETS, BUSINESS ACQUISITION, AND ASSETS HELD FOR SALE

Purchase and sale of assets

Transactions with Corus Entertainment Inc. (“Corus”)

During 2013 the Company entered into a series of agreements with Corus (see note 27) to optimize its portfolio of specialty channels. Effective April 30, 2013, the Company sold to Corus its 49% interest in ABC Spark and acquired from Corus its 20% interest in Food Network Canada. In addition, the Company agreed to sell to Corus its 50% interest in its two French-language channels, Historia and Series+. The sale of Historia and Series+ closed on January 1, 2014.

Historia and Series+

Historia and Series+ represented a disposal group within the media segment and accordingly, were not presented as discontinued operations in the statement of income. Sale proceeds of $141 included $2 in respect of working capital adjustments. The Historia and Series+ assets and liabilities disposed of in fiscal 2014 and classified as held for sale in the statement of financial position at August 31, 2013 are as follows:

	2014 $	2013 $
Accounts receivable	5	4
Other current assets	4	5
Intangibles	93	92
Goodwill	4	4

	106	105

Accounts payable and accrued liabilities	2	2
Deferred income tax liability	12	12

	14	14

Food Network Canada and ABC Spark

In 2013 the acquisition of an additional 20% interest in Food Network Canada increased the Company’s ownership to 71%. The difference between the consideration of $67 and carrying value of the interest acquired of $47 has been charged to retained earnings.

The Company recorded proceeds, including working capital adjustments, of $19 and gain on sale of associate of $7 on the disposition of its 49% interest in ABC Spark.

The Company issued a non-interest bearing promissory note of $48 to satisfy the net consideration in respect of these transactions. The promissory note was settled in fiscal 2014 in connection with the closing of the sale of Historia and Series+ to Corus.

Transactions with Rogers Communications Inc. (“Rogers”)

During 2013, the Company entered into agreements with Rogers to sell to Rogers its shares in Mountain Cablevision Limited (“Mountain Cable”) and grant to Rogers an option to acquire its

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2014 and 2013

[all amounts in millions of Canadian dollars except share and per share amounts]

wireless spectrum licenses as well as to purchase from Rogers its 33.3% interest in TVtropolis General Partnership (“TVtropolis”). The sale of Mountain Cable closed on April 30, 2013 and the acquisition of the additional interest in TVtropolis closed on June 30, 2013. The exercise of the option and the sale of the wireless spectrum licenses is still subject to various regulatory approvals. The transactions are strategic in nature allowing the Company to use a portion of the net proceeds to accelerate various capital investments to improve and strengthen its network advantage.

The Company incurred costs of $5 in respect of the transactions with Rogers. These costs have been expensed and are included in acquisition and divestment costs in the statement of income.

Mountain Cable

Mountain Cable had approximately 40,000 video customers in its operations based in Hamilton, Ontario. It represented a disposal group within the cable operating segment and accordingly, was not presented as discontinued operations in the statement of income.

The Company received proceeds of $398 in cash on the sale of the Mountain Cable and recorded a gain of $50. The assets and liabilities disposed of were as follows:

$
Accounts receivable	2
Property, plant and equipment	65
Other long-term assets	3
Intangibles	245
Goodwill	81

396

Accounts payable and accrued liabilities	1
Income tax payable	1
Unearned revenue	2
Deferred credits	2
Deferred income taxes	42

48

Wireless spectrum licenses

The wireless spectrum licenses are not classified as assets held for sale as the exercise of the option and the sale of the wireless spectrum licenses is subject to various regulatory approvals. The Company received $50 in respect of the purchase price of the option to acquire the wireless spectrum licenses. The amount is recorded in deferred credits and will be included as part of the proceeds received on exercise of the option and sale of the wireless spectrum licenses, or alternatively as a gain if the option is not exercised and expires. In addition, the Company received a $200 refundable deposit in respect of the option exercise price. The deposit has been recorded in deferred credits and will be included as part of the proceeds received on exercise of the option and sale of the wireless spectrum licenses or refunded to Rogers if the option is not exercised and expires.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2014 and 2013

[all amounts in millions of Canadian dollars except share and per share amounts]

TVtropolis

The acquisition of Rogers’ 33.3% interest in TVtropolis increased the Company’s ownership to 100%. The difference between the consideration of $59, which was initially paid as a deposit pending regulatory approval of the transaction, and the carrying value of the interest acquired of $23 has been charged to retained earnings.

Business acquisition

On April 30, 2013, the Company acquired Enmax Envision Inc. (“Envision”), a wholly-owned subsidiary of ENMAX Corporation, for $222 in cash. Envision provides telecommunication services to business customers in Calgary. The purpose of the transaction is to expand on the Company’s business initiatives and enhance the profile of its telecommunications services in the competitive Calgary business marketplace.

Envision contributed approximately $12 of revenue and $1 of net income for the four month period in fiscal 2013. If the acquisition had occurred on September 1, 2012, revenue and net income would have been approximately $33 and $4, respectively. Acquisition related costs of $3 to effect the transaction have been incurred and are included in acquisition and divestment costs in the statement of income.

A summary of net assets and allocation of consideration is as follows:

$
Accounts receivable	3
Other current assets	1
Property, plant and equipment	73
Intangibles(1)	87
Goodwill(2)	68

232
Accounts payable and accrued liabilities	1
Unearned revenue	2
Deferred credits	5
Deferred income tax liability	2

222

(1)	Intangibles is comprised of customer relationships and are being amortized over 15 years.

(2)	Goodwill represents the combined value of growth expectations, an assembled workforce and expected synergies and efficiencies from integrating the operations with the Company’s existing business. Goodwill of $66 is deductible for income tax purposes.

Assets held for sale

A real estate property of $11, being the estimated fair value less costs to sell, has been classified as held for sale in the statement of financial position at August 31, 2014 and 2013. The estimated fair value has been determined by a commercial real estate service by means of

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2014 and 2013

[all amounts in millions of Canadian dollars except share and per share amounts]

an income capitalization approach using the market rental rate for the area and an appropriate capitalization rate range net of estimated costs of $8 to complete the property to base building specifications and is considered a level 3 valuation. The income capitalization approach has been used as it’s an accepted approach used by real estate investors to value income producing properties when income is not expected to vary significantly over time.

4.	ACCOUNTS RECEIVABLE

	2014 $	2013 $
Subscriber and trade receivables	506	496
Due from related parties [note 27]	–	1
Miscellaneous receivables	19	16

	525	513
Less allowance for doubtful accounts	(32)	(27)

	493	486

Included in operating, general and administrative expenses is a provision for doubtful accounts of $38 (2013 – $26).

5.	INVENTORIES

	2014	2013
	$	$
Subscriber equipment	114	93
Other	5	3

	119	96

Subscriber equipment includes DTH equipment, DCTs and related customer premise equipment.

6.	OTHER CURRENT ASSETS

	2014	2013
	$	$
Program rights	17	18
Tax indemnity	1	1
Prepaid expenses and other	55	53

	73	72

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2014 and 2013

[all amounts in millions of Canadian dollars except share and per share amounts]

7.	INVESTMENTS AND OTHER ASSETS

	2014	2013
	$	$
Publicly traded company	7	–
Investments in private entities	53	10

	60	10

During 2014, the Company recorded an unrealized loss of $2 in respect of its investment in a publicly traded company (see note 20).

The Company has a portfolio of minor investments in various private entities.

During 2013, the Company sold its 49% interest in ABC Spark. The Company’s interest in the results of operations of ABC Spark, which was accounted for using the equity method, is summarized as follows:

2013 $
Revenue	3
Expenses	(3)

Proportionate share of net income	–

8.	PROPERTY, PLANT AND EQUIPMENT

	August 31, 2014			August 31, 2013
	Cost $	Accumulated amortization $	Net book value $	Cost $	Accumulated amortization $	Net book value $
Cable and telecommunications distribution system	4,728	2,377	2,351	4,576	2,321	2,255
Digital cable terminals and modems	833	483	350	734	393	341
Satellite audio, video and data network and DTH receiving equipment	186	83	103	149	62	87
Transmitters, broadcasting, communications and production equipment	104	50	54	100	39	61
Land and buildings	441	181	260	447	168	279
Data processing and other	396	169	227	372	173	199
Assets under construction	307	–	307	148	–	148

	6,995	3,343	3,652	6,526	3,156	3,370

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2014 and 2013

[all amounts in millions of Canadian dollars except share and per share amounts]

Changes in the net carrying amounts of property, plant and equipment for 2014 and 2013 are summarized as follows:

	August 31, 2013						August 31, 2014
	Net book value $	Additions $	Transfer $	Amortization $	Disposals $	Writedown $	Net book value $
Cable and telecommunications distribution system	2,255	444	2	(341)	(6)	(3)	2,351
Digital cable terminals and modems	341	209	–	(200)	–	–	350
Satellite audio, video and data network and DTH receiving equipment	87	43	–	(27)	–	–	103
Transmitters, broadcasting, communications and production equipment	61	10	–	(17)	–	–	54
Land and buildings	279	2	–	(20)	(1)	–	260
Data processing and other	199	38	62	(50)	(20)	(2)	227
Assets under construction	148	223	(64)	–	–	–	307

	3,370	969	–	(655)	(27)	(5)	3,652

	August 31, 2012							August 31, 2013
	Net book value $	Business acquisition and divestment $	Additions $	Transfer $	Amortization $	Disposals $	Writedown and transfer to assets held for sale $	Net book value $
Cable and telecommunications distribution system	2,187	17	453	–	(402)	–	–	2,255
Digital cable terminals and modems	352	(5)	160	–	(166)	–	–	341
Satellite audio, video and data network and DTH receiving equipment	24	–	18	59	(13)	(1)	–	87
Transmitters, broadcasting, communications and production equipment	64	–	13	–	(16)	–	–	61
Land and buildings	302	(3)	11	–	(24)	(6)	(1)	279
Data processing and other	206	(1)	49	5	(58)	(2)	–	199
Assets under construction	107	–	129	(64)	–	–	(24)	148

	3,242	8	833	–	(679)	(9)	(25)	3,370

In 2014, the Company recognized a loss of $1 (2013 – $6) on the disposal of property, plant and equipment.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2014 and 2013

[all amounts in millions of Canadian dollars except share and per share amounts]

9.	OTHER LONG-TERM ASSETS

	2014	2013
	$	$
Equipment costs subject to a deferred revenue arrangement	247	255
Customer equipment financing receivables	12	23
Credit facility arrangement fees	2	2
Other	22	26

	283	306

Amortization provided in the accounts for 2014 amounted to $142 (2013 – $258) and was recorded as amortization of deferred equipment costs and other amortization.

10.	INTANGIBLES AND GOODWILL

	2014	2013
	$	$
Broadcast rights and licenses
Cable systems	4,015	4,015
DTH and satellite services	1,013	1,013
Television broadcasting	1,313	1,313

	6,341	6,341
Program rights and advances	293	282
Goodwill
Non-regulated satellite services	88	88
Cable and telecommunications systems	73	73
Television broadcasting	537	537

	698	698
Wireless spectrum licenses	191	191
Other intangibles
Software	256	216
Customer relationships	79	85
Trademark and brands	38	38

	373	339

Net book value	7,896	7,851

Broadcast rights and licenses, trademark, brands and wireless spectrum licenses have been assessed as having indefinite useful lives. While licenses must be renewed from time to time, the Company has never failed to do so. In addition, there are currently no legal, regulatory, competitive or other factors that limit the useful lives of these assets.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2014 and 2013

[all amounts in millions of Canadian dollars except share and per share amounts]

The changes in the carrying amount of intangibles with indefinite useful lives, and therefore not subject to amortization, are as follows:

	Broadcast rights and licenses	Trademark and brands	Goodwill	Wireless spectrum licenses
	$	$	$	$
September 1, 2012	6,675	41	715	191
Business acquisition [note 3]	–	–	68	–
Business divestment [note 3]	(245)		(81)	–
Transfer to assets held for sale [note 3]	(89)	(3)	(4)	–

August 31, 2013 and 2014	6,341	38	698	191

Intangibles subject to amortization are as follows:

	August 31, 2014			August 31, 2013
	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value
	$	$	$	$	$	$
Program rights and advances	699	389	310	1,023	723	300
Software	227	139	88	252	144	108
Software under construction	168	–	168	108	–	108
Customer relationships	87	8	79	87	2	85

	1,181	536	645	1,470	869	601
Less current portion of program rights			17			18

			628			583

The changes in the carrying amount of intangibles subject to amortization are as follows:

	Program rights and advances	Software	Software under construction	Customer relationships	Total
	$	$	$	$	$
September 1, 2012	274	119	76	–	469
Business acquisition [note 3]	–	–	–	87	87
Additions	432	37	34	–	503
Transfers	–	2	(2)	–	–
Amortization	(401)	(49)	–	(2)	(452)
Disposals	–	(1)	–	–	(1)
Transfer to assets held for sale	(5)	–	–	–	(5)

August 31, 2013	300	108	108	85	601
Additions	414	20	64	–	498
Transfers	–	4	(4)	–	–
Amortization	(404)	(43)	–	(6)	(453)
Write-down	–	(1)	–	–	(1)

August 31, 2014	310	88	168	79	645

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2014 and 2013

[all amounts in millions of Canadian dollars except share and per share amounts]

Impairment testing of indefinite-life intangibles and goodwill

The Company conducted its annual impairment test on goodwill and indefinite-life intangibles as at March 1, 2014 and the recoverable amount of each of the cash generating units exceeded their carrying value by a significant amount.

In August 2011 the Company discontinued construction of a traditional wireless network and during fiscal 2013, granted an option to Rogers to acquire the AWS licenses for $350 (see note 3). As the price exceeds the carrying value of the AWS licenses and considering recent spectrum transactions in North America, the carrying value of the licenses continues to be appropriate.

A hypothetical decline of 10% and 20% in the recoverable amount of the broadcast rights and licenses for each cash generating unit as at March 1, 2014 would not result in any impairment loss. Further, any changes in economic conditions since the impairment testing conducted as at March 1, 2014 do not represent events or changes in circumstance that would be indicative of impairment at August 31, 2014.

Significant estimates inherent to this analysis include discount rates and the terminal value. At March 1, 2014, the estimates that have been utilized in the impairment tests reflect any changes in market conditions and are as follows:

		Terminal value
	Post-tax discount rate	Terminal growth rate	Terminal operating income before restructuring costs and amortization multiple
Cable	8.0%	1.0%	6.00X
Satellite	9.5%	0.0%	4.50X
Media	8.5%	0.0%	6.50X

A sensitivity analysis of significant estimates is conducted as part of every impairment test. With respect to the impairment tests performed in the third quarter, the estimated decline in recoverable amount for the sensitivity of significant estimates is as follows:

	Estimated decline in recoverable amount
		Terminal value
	1% increase in discount rate	1% decrease in terminal growth rate	0.5 times decrease in terminal operating income before restructuring costs and amortization multiple
Cable	9.0%	5.0%	3.0%
Satellite	7.0%	n/a	3.0%
Media	8.0%	n/a	2.0%

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2014 and 2013

[all amounts in millions of Canadian dollars except share and per share amounts]

11.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2014	2013
	$	$
Trade	44	71
Program rights	74	70
CRTC benefit obligations	30	50
Accrued liabilities	335	324
Accrued network fees	107	102
Interest and dividends	215	219
Related parties [note 27]	23	23

	828	859

12.	PROVISIONS

	Asset retirement obligations	Restructuring(1)	Other	Total
	$	$	$	$
September 1, 2012	8	–	19	27
Additions	1	–	9	10
Reversal	–	–	(1)	(1)
Payments	–	–	(1)	(1)

August 31, 2013	9	–	26	35
Additions	–	58	12	70
Reversal	–	–	(4)	(4)
Payments	–	(45)	(3)	(48)

August 31, 2014	9	13	31	53

Current	–	–	26	26
Long-term	9	–	–	9

August 31, 2013	9	–	26	35

Current	–	13	31	44
Long-term	9	–	–	9

August 31, 2014	9	13	31	53

(1)	During the current year, the Company announced changes to the structure of its operating units to improve overall efficiency while enhancing its ability to grow as the leading network and content experience company. In connection with the restructuring of its operations, the Company recorded $58 primarily in respect of the approximate 400 management and non-customer facing roles which were affected by the organizational changes. The majority of the $13 of remaining costs are expected to be paid within the next six months.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2014 and 2013

[all amounts in millions of Canadian dollars except share and per share amounts]

13.	LONG-TERM DEBT

		2014			2013
	Effective interest rates	Long-term debt at amortized cost(1)	Adjustment for finance costs(1)	Long-term debt repayable at maturity	Long-term debt at amortized cost(1)	Adjustment for finance costs(1)	Long-term debt repayable at maturity
	%	$	$	$	$	$	$
Corporate
Cdn fixed rate senior notes-
7.50% due November 20, 2013	7.50	–	–	–	350	–	350
6.50% due June 2, 2014	6.56	–	–	–	599	1	600
6.15% due May 9, 2016	6.34	298	2	300	296	4	300
5.70% due March 2, 2017	5.72	398	2	400	398	2	400
5.65% due October 1, 2019	5.69	1,244	6	1,250	1,243	7	1,250
5.50% due December 7, 2020	5.55	497	3	500	496	4	500
4.35% due January 31, 2024	4.35	497	3	500	–	–	–
6.75% due November 9, 2039	6.89	1,417	33	1,450	1,417	33	1,450

		4,351	49	4,400	4,799	51	4,850
Cdn variable rate senior notes- Due February 1, 2016		299	1	300	–	–	–

		4,650	50	4,700	4,799	51	4,850
Other
Burrard Landing Lot 2 Holdings Partnership	4.68	40	–	40	19	–	19

Total consolidated debt		4,690	50	4,740	4,818	51	4,869
Less current portion (2)		–	–	–	950	1	951

		4,690	50	4,740	3,868	50	3,918

(1)	Long-term debt is presented net of unamortized discounts and finance costs.

(2)	Current portion of long-term debt at August 31, 2013 included the 7.50% senior notes, the 6.50% senior notes and the amount due within one year on the Partnership’s mortgage bonds.

Corporate

Bank loans

During 2012, a syndicate of banks provided the Company with an unsecured $1 billion credit facility which includes a maximum revolving term or swingline facility of $50 and matures in January 2017. The credit facility has a feature whereby the Company may request an additional $500 of borrowing capacity so long as no event of default or pending event of default has occurred and is continuing or would occur as a result of the increased borrowings. No lender has any obligation to participate in the requested increase unless it agrees to do so at its sole discretion. Funds are available to the Company in both Canadian and US dollars. At August 31, 2014, $1 has been drawn as committed letters of credit against the revolving term facility. Interest rates fluctuate with Canadian prime and bankers’ acceptance rates, US bank base rates and LIBOR rates. Excluding the revolving term facility, the effective interest rate on actual borrowings under the credit facility during 2013 was 3.49%. No amounts were drawn under the credit facility during 2014. The effective interest rate on the revolving term facility for 2014 was 3% (2013 – 3%).

Subsequent to year end, the Company borrowed US $330 under its credit facility (see note 31).

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2014 and 2013

[all amounts in millions of Canadian dollars except share and per share amounts]

Senior notes

The senior notes are unsecured obligations and rank equally and ratably with all existing and future senior indebtedness. The fixed rate notes are redeemable at the Company’s option at any time, in whole or in part, prior to maturity at 100% of the principal amount plus a make-whole premium.

On January 31, 2014, the Company issued $500 senior notes at a rate of 4.35% due January 31, 2024 and $300 floating rate senior rates due February 1, 2016. The $300 senior notes bear interest at an annual rate equal to three month CDOR plus 0.69%.

Other

Burrard Landing Lot 2 Holdings Partnership (the “Partnership”)

The Company has a 33.33% interest in the Partnership which built the Shaw Tower project with office/retail space and living/working space in Vancouver, BC. In the fall of 2004, the commercial construction of the building was completed and at that time, the Partnership issued ten year 6.31% secured mortgage bonds in respect of the commercial component of the Shaw Tower. In February 2014, the Partnership refinanced its debt. The Partnership received a mortgage loan and used the proceeds to prepay the outstanding balance of the previous mortgage and loan excess funds to each of its partners. The mortgage loan matures on November 1, 2024 and bears interest at 4.683% compounded semi-annually with interest only payable for the first five years. The mortgage loan is collateralized by the property and the commercial rental income from the building with no recourse to the Company.

Debt retirement costs

On February 18, 2014, the Company redeemed the 6.50% senior notes. In connection with the early redemption, the Company incurred costs of $7 and wrote-off the remaining finance costs of $1.

Debt covenants

The Company and its subsidiaries have undertaken to maintain certain covenants in respect of the credit agreements and trust indentures described above. The Company and its subsidiaries were in compliance with these covenants at August 31, 2014.

Long-term debt repayments

Mandatory principal repayments on all long-term debt in each of the next five years and thereafter are as follows:

$
2015	–
2016	600
2017	400
2018	–
2019	–
Thereafter	3,740

4,740

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2014 and 2013

[all amounts in millions of Canadian dollars except share and per share amounts]

Interest expense

	2014	2013
	$	$
Interest expense – long-term debt	281	314
Amortization of senior notes discounts	2	2
Interest income – short-term (net)	(5)	(2)
Capitalized interest	(12)	(5)

	266	309

14.	OTHER LONG-TERM LIABILITIES

	2014	2013
	$	$
Pension liabilities [note 26]	174	123
CRTC benefit obligations	48	77
Post retirement liabilities [note 26]	18	15
Program rights liabilities	5	5
Other	6	3

	251	223

15.	DEFERRED CREDITS

	2014	2013
	$	$
IRU prepayments	461	472
Equipment revenue	128	131
Connection fee and installation revenue	19	14
Proceeds on wireless spectrum license option [note 3]	50	50
Refundable deposit on wireless spectrum license [note 3]	200	200
Deposit on future fibre sale	2	2
Other	2	3

	862	872

Amortization of deferred credits for 2014 amounted to $89 (2013 – $144) and was recorded in the accounts as described below.

IRU agreements are in place for periods ranging from 21 to 60 years and are being amortized to income over the agreement periods. Amortization in respect of the IRU agreements for 2014 amounted to $12 (2013 – $13) and was recorded as other amortization. Amortization of equipment revenue for 2014 amounted to $69 (2013 – $121). Amortization of connection fee and installation revenue for 2014 amounted to $8 (2013 – $11) and was recorded as revenue.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2014 and 2013

[all amounts in millions of Canadian dollars except share and per share amounts]

16.	SHARE CAPITAL

Authorized

The Company is authorized to issue a limited number of Class A voting participating shares (“Class A Shares”) of no par value, as described below, and an unlimited number of Class B non-voting participating shares (“Class B Non-Voting Shares”) of no par value, Class 1 preferred shares, Class 2 preferred shares, Class A preferred shares and Class B preferred shares.

The authorized number of Class A Shares is limited, subject to certain exceptions, to the lesser of that number of shares (i) currently issued and outstanding and (ii) that may be outstanding after any conversion of Class A Shares into Class B Non-Voting Shares.

2014	2013		2014	2013
Number of securities			$	$
22,420,064	22,520,064	Class A Shares	2	2
439,606,326	430,306,542	Class B Non-Voting Shares	2,887	2,660
12,000,000	12,000,000	Series A Preferred Shares	293	293

474,026,390	464,826,606		3,182	2,955

Class A Shares and Class B Non-Voting Shares

Class A Shares are convertible at any time into an equivalent number of Class B Non-Voting Shares. In the event that a take-over bid is made for Class A Shares, in certain circumstances, the Class B Non-Voting Shares are convertible into an equivalent number of Class A Shares.

Changes in Class A Share capital and Class B Non-Voting Share capital in 2014 and 2013 are as follows:

	Class A Shares		Class B Non-Voting Shares
	Number	$	Number	$
September 1, 2012	22,520,064	2	421,188,697	2,455
Stock option exercises	–	–	3,564,856	79
Dividend reinvestment plan	–	–	5,552,989	126

August 31, 2013	22,520,064	2	430,306,542	2,660
Class A Share conversions	(100,000)	–	100,000	–
Stock option exercises	–	–	3,431,548	81
Dividend reinvestment plan	–	–	5,768,236	146

August 31, 2014	22,420,064	2	439,606,326	2,887

Series A Preferred Shares

The Cumulative Redeemable Rate Reset Preferred Shares, Series A (“Series A Preferred Shares”) represent a series of class 2 preferred shares and are classified as equity since redemption, at $25.00 per Series A Preferred Share, is at the Company’s option and payment of dividends is at the Company’s discretion.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2014 and 2013

[all amounts in millions of Canadian dollars except share and per share amounts]

Share transfer restriction

The Articles of the Company empower the directors to refuse to issue or transfer any share of the Company that would jeopardize or adversely affect the right of Shaw Communications Inc. or any subsidiary to obtain, maintain, amend or renew a license to operate a broadcasting undertaking pursuant to the Broadcasting Act (Canada).

17.	SHARE-BASED COMPENSATION

Stock option plan

Under a stock option plan, directors, officers, employees and consultants of the Company are eligible to receive stock options to acquire Class B Non-Voting Shares with terms not to exceed ten years from the date of grant. Options granted up to August 31, 2014 vest evenly on the anniversary dates from the original grant date at either 25% per year over four years or 20% per year over five years. The options must be issued at not less than the fair market value of the Class B Non-Voting Shares at the date of grant. The maximum number of Class B Non-Voting Shares issuable under the plan may not exceed 52,000,000. As at August 31, 2014, 24,760,910 Class B Non-Voting Shares have been issued under the plan.

The changes in options are as follows:

	2014		2013
	Number	Weighted average exercise price $	Number	Weighted average exercise price $
Outstanding, beginning of year	19,555,441	21.71	21,162,672	21.09
Granted	1,633,000	25.76	2,777,000	23.07
Forfeited	(1,279,330)	22.12	(819,375)	21.06
Exercised(1)	(3,431,548)	20.46	(3,564,856)	19.24

Outstanding, end of year	16,477,563	22.34	19,555,441	21.71

(1)	The weighted average Class B Non-Voting Share price for the options exercised was $26.12.

The following table summarizes information about the options outstanding at August 31, 2014:

	Options outstanding			Options exerciseable
Range of prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
$16.30 – $22.27	7,700,283	5.13	19.74	6,177,783	19.54
$22.28 – $26.99	8,777,280	5.04	24.62	6,095,280	24.54

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2014 and 2013

[all amounts in millions of Canadian dollars except share and per share amounts]

The weighted average estimated fair value at the date of the grant for common share options granted for the year ended August 31, 2014 was $2.61 (2013 – $2.53) per option. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2014	2013
Dividend yield	4.18%	4.37%
Risk-free interest rate	1.61%	1.37%
Expected life of options	5 years	5 years
Expected volatility factor of the future expected market price of Class B Non-Voting Shares	19.6%	21.7%

Expected volatility has been estimated based on the historical share price volatility of the Company’s Class B Non-Voting Shares.

Restricted share unit plan

The Company has an RSU plan whereby RSUs are granted to eligible employees and officers of the Company. An RSU is a right that tracks the value of one Class B Non-Voting Share and permits the holder to receive a cash payment equal to the market value once RSUs are vested. Market value is determined by the average of the closing prices of the Class B Non-Voting Shares on the Toronto Stock Exchange for the five trading days preceding the applicable payment date as determined by the Company. When cash dividends are paid on Class B Non-Voting Shares, holders are credited with RSUs equal to the dividend. RSUs do not have voting rights as there are no shares underlying the plan.

The RSUs granted during 2011 vested during 2013 and the Company paid $6 to settle the obligation. During 2013, $3 was recorded as compensation expense.

Deferred share unit plan

The Company has a DSU plan for its Board of Directors whereby directors can elect to receive their annual cash compensation, or a portion thereof, in DSUs. In addition, the Company may adjust and/or supplement directors’ compensation with periodic grants of DSUs. A DSU is a right that tracks the value of one Class B Non-Voting Share. Holders will be entitled to a cash payout when they cease to be a director. The cash payout will be based on market value of a Class B Non-Voting Share at the time of payout. When cash dividends are paid on Class B Non-Voting Shares, holders are credited with DSUs equal to the dividend. DSUs do not have voting rights as there are no shares underlying the plan.

During 2014, $3 was recognized as compensation expense (2013 – $4). The carrying value and intrinsic value of DSUs at August 31, 2014 was $13 and $11, respectively (August 31, 2013 – $10 and $8, respectively).

Employee share purchase plan

The Company’s ESPP provides employees with an incentive to increase the profitability of the Company and a means to participate in that increased profitability. Generally, all non-unionized full time or part time employees of the Company are eligible to enroll in the ESPP. Under the

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2014 and 2013

[all amounts in millions of Canadian dollars except share and per share amounts]

ESPP, eligible employees may contribute to a maximum of 5% of their monthly base compensation. The Company contributes an amount equal to 25% of the employee’s contributions.

During 2014, $5 was recorded as compensation expense (2013 – $5).

18.	EARNINGS PER SHARE

Earnings per share calculations are as follows:

	2014	2013
Numerator for basic and diluted earnings per share ($)
Net income	887	784
Deduct: net income attributable to non-controlling interests in subsidiaries	(30)	(38)
Deduct: dividends on Series A Preferred Shares	(14)	(13)

Net income attributable to common shareholders	843	733

Denominator (millions of shares)
Weighted average number of Class A Shares and Class B Non-Voting Shares for basic earnings per share	457	448
Effect of potentially dilutive securities(1)	2	2

Weighted average number of Class A Shares and Class B Non-Voting Shares for diluted earnings per share	459	450

Earnings per share
Basic	1.84	1.64
Diluted	1.84	1.63

(1)	The earnings per share calculation does not take into consideration the potential dilutive effect of certain stock options since their impact is anti-dilutive. For the year ended August 31, 2014, 1,729,227 options were excluded from the diluted earnings per share calculation (2013 – 8,201,720).

19.	DIVIDENDS

Common share dividends

The holders of Class A Shares and Class B Non-Voting Shares are entitled to receive such dividends as the Board of Directors determines to declare on a share-for-share basis, as and when any such dividends are declared or paid. The holders of Class B Non-Voting Shares are entitled to receive during each dividend period, in priority to the payment of dividends on the Class A Shares, an additional dividend at a rate of $0.0025 per share per annum. This additional dividend is subject to proportionate adjustment in the event of future consolidations or subdivisions of shares and in the event of any issue of shares by way of stock dividend. After payment or setting aside for payment of the additional non-cumulative dividends on the Class B Non-Voting Shares, holders of Class A Shares and Class B Non-Voting Shares participate equally, share for share, as to all subsequent dividends declared.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2014 and 2013

[all amounts in millions of Canadian dollars except share and per share amounts]

Preferred share dividends

Holders of the Series A Preferred Shares are entitled to receive, as and when declared by the Company’s Board of Directors, a cumulative quarterly fixed dividend yielding 4.50% annually for the initial period ending June 30, 2016. Thereafter, the dividend rate will be reset every five years at a rate equal to the then current 5-year Government of Canada bond yield plus 2.00%. Holders of Series A Preferred Shares will have the right, at their option, to convert their shares into Cumulative Redeemable Floating Rate Preferred Shares, Series B (the “Series B Preferred Shares”), subject to certain conditions, on June 30, 2016 and on June 30 every five years thereafter. The Series B Preferred Shares also represent a series of Class 2 preferred shares and holders will be entitled to receive cumulative quarterly dividends, as and when declared by the Company’s Board of Directors, at a rate set quarterly equal to the then current three-month Government of Canada Treasury Bill yield plus 2.00%.

Dividend reinvestment plan

The Company has a Dividend Reinvestment Plan (“DRIP”) that allows holders of Class A Shares and Class B Non-Voting Shares who are residents of Canada to automatically reinvest monthly cash dividends to acquire additional Class B Non-Voting Shares. Class B Non-Voting Shares distributed under the Company’s DRIP are new shares issued from treasury at a 2% discount from the 5 day weighted average market price immediately preceding the applicable dividend payment date.

Dividends declared

The dividends per share recognized as distributions to common shareholders for dividends declared during the year ended August 31, 2014 and 2013 are as follows:

2014		2013
Class A Voting Share	Class B Non-Voting Share	Class A Voting Share	Class B Non-Voting Share
1.0775	1.0800	$1.0050	$1.0075

The dividends per share recognized as distributions to holders of Series A Preferred Shares was $1.125 during each of the years ended August 31, 2014 and 2013.

On June 26, 2014, the Company declared dividends of $0.28125 per Series A Preferred Share which were paid on September 30, 2014. The total amount paid was $3 of which $1 was not recognized as at August 31, 2014.

On October 23, 2014, the Company declared dividends of $0.091458 per Class A Voting Share and $0.091667 per Class B Non-Voting Share payable on each of December 30, 2014, January 29, 2015 and February 26, 2015 to shareholders of record at the close of business on December 15, 2014, January 15, 2015 and February 13, 2015, respectively.

On October 23, 2014, the Company declared dividends of $0.28125 per Series A Preferred Share payable on December 31, 2014 to holders of record at the close of business on December 15, 2014.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2014 and 2013

[all amounts in millions of Canadian dollars except share and per share amounts]

20.	OTHER COMPREHENSIVE INCOME (LOSS) AND ACCUMULATED OTHER COMPREHENSIVE LOSS

Components of other comprehensive loss and the related income tax effects for 2014 are as follows:

	Amount $	Income taxes $	Net $
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	3	–	3
Adjustment for hedged items recognized in the period	(6)	1	(5)
Unrealized loss on available-for-sale investment	(2)	–	(2)

	(5)	1	(4)
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans	(58)	16	(42)

	(63)	17	(46)

Components of other comprehensive income and the related income tax effects for 2013 are as follows:

	Amount $	Income taxes $	Net $
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	5	(1)	4
Adjustment for hedged items recognized in the period	(1)	–	(1)

	4	(1)	3
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans	4	(1)	3

	8	(2)	6

Accumulated other comprehensive loss is comprised of the following:

	2014 $	2013 $
Items that may subsequently be reclassified to income
Fair value of derivatives	–	2
Unrealized loss on available-for-sale investment	(2)	–

Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans	(131)	(89)

	(133)	(87)

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2014 and 2013

[all amounts in millions of Canadian dollars except share and per share amounts]

21.	OPERATING, GENERAL AND ADMINISTRATIVE EXPENSES AND RESTRUCTURING COSTS

	2014 $	2013 $
Employee salaries and benefits	945	900
Purchases of goods and services	2,092	2,022

	3,037	2,922

22.	OTHER LOSSES

Other losses generally includes realized and unrealized foreign exchange gains and losses on US dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment and minor investments, and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership. During the prior year, the category included amounts related to the electrical fire and resulting water damage to the Company’s head office in Calgary, Alberta that occurred during the fourth quarter of 2012. In fiscal 2013, the Company received insurance advances of $5 related to its claim and incurred costs of $13 in respect of ongoing recovery activities. In addition, during the prior year, the Company decided to discontinue further construction of a real estate project which resulted in a write-down of $14. During the current year, the category includes additional proceeds of $6 related to the aforementioned insurance claim and also includes a refund of $5 from the Canwest CCAA plan implementation fund and a write-down of $6 in respect of discontinued capital projects.

23.	INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company’s net deferred tax liability consists of the following:

	2014 $	2013 $
Deferred tax assets	26	–
Deferred tax liabilities	(1,105)	(1,142)

Net deferred tax liability	(1,079)	(1,142)

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2014 and 2013

[all amounts in millions of Canadian dollars except share and per share amounts]

Significant changes recognized to deferred income tax assets (liabilities) are as follows:

	Property, plant and equipment and software assets $	Broadcast rights, licenses, trademark and brands $	Partnership income $	Non-capital loss carry- forwards $	Accrued charges $	Foreign exchange on long-term debt and fair value of derivative instruments $	Total $
Balance at September 1, 2012	(133)	(840)	(271)	33	137	3	(1,071)
Recognized in statement of income	(18)	(14)	4	(27)	(63)	(3)	(121)
Recognized in other comprehensive loss	–	–	–	–	(1)	(1)	(2)
Recognized on business disposition and other	11	41	–	–	–	–	52

Balance at August 31, 2013	(140)	(813)	(267)	6	73	(1)	(1,142)
Recognized in statement of income	(37)	(5)	107	–	(19)	–	46
Recognized in other comprehensive income	–	–	–	–	16	1	17

Balance at August 31, 2014	(177)	(818)	(160)	6	70	–	(1,079)

The Company has capital loss carryforwards of approximately $61 for which no deferred income tax asset has been recognized in the accounts. These capital losses can be carried forward indefinitely.

The Company has taxable temporary differences associated with its investment in its subsidiaries. No deferred tax liabilities have been provided with respect to such temporary differences as the Company is able to control the timing of the reversal and such reversal is not probable in the foreseeable future.

The income tax expense differs from the amount computed by applying Canadian statutory rates to income before income taxes for the following reasons:

	2014	2013
	$	$
Current statutory income tax rate	26.0%	25.9%

Income tax expense at current statutory rates	311	276
Net increase (decrease) in taxes resulting from:
Non-taxable portion of capital gains	(8)	–
Effect of tax rate changes	–	10
Recognition of previously unrecognized tax losses	(1)	(12)
Other	6	9

Income tax expense	308	283

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2014 and 2013

[all amounts in millions of Canadian dollars except share and per share amounts]

Due to Canadian provincial enacted corporate income tax rate changes, the statutory income tax rate for the Company increased from 25.9% in 2013 to 26.0% in 2014.

The components of income tax expense are as follows:

	2014	2013
	$	$
Current income tax expense	355	174
Current income tax recovery from recognition of previously unrecognized tax losses	(1)	(12)

	354	162
Deferred tax expense (recovery) related to temporary differences	(46)	111
Deferred tax expense from tax rate changes	–	10

Income tax expense	308	283

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2014 and 2013

[all amounts in millions of Canadian dollars except share and per share amounts]

24.	BUSINESS SEGMENT INFORMATION

The Company’s operating segments are Cable, Media and Satellite, all of which are substantially located in Canada. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Management evaluates divisional performance based on revenue and operating income before charges such as restructuring costs and amortization. During 2014, the Company announced that its residential and enterprise services currently included in the Cable and Satellite segments will be realigned into new Consumer and Business segments. The Company expects to commence reporting under the operating segments of Consumer, Business and Media in fiscal 2015.

	2014
	Cable $	Media $	Satellite $	Intersegment eliminations $	Total $
Revenue	3,365	1,096	878	(98)	5,241

Operating income before restructuring costs and amortization	1,632	353	277	–	2,262
Restructuring costs(1)					(58)
Amortization(1)					(765)

Operating income					1,439

Operating income before restructuring costs and amortization as % of revenue	48.5%	32.2%	31.5%	–	43.2%

Interest(1)					264
Burrard Landing Lot 2 Holdings Partnership					2

					266

Cash taxes(1)					359
Corporate/other					(5)

					354

Capital expenditures and equipment costs (net) by segment
Capital expenditures	964	18	42	–	1,024
Equipment costs (net)	24	–	47	–	71

	988	18	89	–	1,095

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment					976
Additions to equipment costs (net)					56
Additions to other intangibles					84

Total of capital expenditures and equipment costs (net) per Consolidated Statements of Cash Flows					1,116
Decrease in working capital and other liabilities related to capital expenditures					(7)
Decrease in customer equipment financing receivables					15
Less: Proceeds on disposal of property, plant and equipment					(26)
Less: Satellite services equipment profit(2)					(3)

Total capital expenditures of equipment costs (net) reported by segments					1,095

See notes following 2013 business segment table.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2014 and 2013

[all amounts in millions of Canadian dollars except share and per share amounts]

	2013
	Cable $	Media $	Satellite $	Intersegment eliminations $	Total $
Revenue	3,266	1,106	860	(90)	5,142

Operating income before amortization	1,582	353	285	–	2,220
Amortization(1)					(854)

Operating income					1,366

Operating income before amortization as % of revenue	48.4%	31.9%	33.1%	–	43.2%

Interest(1)					308
Burrard Landing Lot 2 Holdings Partnership					1

					309

Cash taxes(1)					300
Corporate/other					(138)

					162

Capital expenditures and equipment costs (net) by segment
Capital expenditures	825	31	42	–	898
Equipment costs (net)	42	–	81	–	123

	867	31	123	–	1,021

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment					802
Additions to equipment costs (net)					132
Additions to other intangibles					69

Total of capital expenditures and equipment costs (net) per Consolidated Statements of Cash Flows					1,003
Increase in working capital related to capital expenditures					33
Increase in customer equipment financing receivables					(9)
Less: Proceeds on disposal of property, plant and equipment					(3)
Less: Satellite services equipment profit(2)					(3)

Total capital expenditures of equipment costs (net) reported by segments					1,021

(1)	The Company does not report restructuring costs, amortization, interest or cash taxes on a segmented basis.

(2)	The profit from the sale of satellite equipment is subtracted from the calculation of segmented capital expenditures and equipment costs (net) as the Company views the profit on sale as a recovery of expenditures on customer premise equipment.

25.	COMMITMENTS AND CONTINGENCIES

Commitments

(i)	The Company owns and leases Ku-band and C-band transponders on the Anik F1R, Anik F2 and Anik G1 satellites. As part of the Ku-band transponder agreements with Telesat Canada, the Company is committed to paying annual transponder maintenance and license fees for each transponder from the time the satellite becomes operational for a period of 15 years.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2014 and 2013

[all amounts in millions of Canadian dollars except share and per share amounts]

(ii)	The Company has various long-term operating commitments as follows:

$
2015	737
2016 – 2019	801
Thereafter	361

1,899

Comprised of:	$
Program related agreements	771
Lease of transmission facilities, circuits and premises	452
Lease and maintenance of transponders	571
Exclusive rights to use intellectual property	71
Other (primarily maintenance and support contracts)	34

1,899

Included in operating, general and administrative expenses are transponder maintenance expenses of $80 (2013 – $66) and rental expenses of $107 (2013 – $99).

(iii)	At August 31, 2014, the Company had capital expenditure commitments in the normal course of business of $45. The commitments are primarily in respect of 2015 and 2016.

(iv)	As part of the CRTC decisions approving the acquisition of the broadcasting businesses in 2012 and 2011, the Company is required to contribute approximately $182 in new benefits to the Canadian broadcasting system over seven years. The obligations have been recorded in the income statement at fair value, being the sum of the discounted future net cash flows using appropriate discount rates. At August 31, 2014, the remaining expenditure commitments in respect of these obligations is $88 which will be funded over future years through fiscal 2019.

(v)	In late fiscal 2014, the Company partnered with Rogers to form shomi, a new subscription video-on-demand service which launched in beta in early November 2014. The Company’s initial capital commitment is $67 of which, $29 was funded subsequent to year end.

Contingencies

The Company and its subsidiaries are involved in litigation matters arising in the ordinary course and conduct of its business. Although resolution of such matters cannot be predicted with certainty, management does not consider the Company’s exposure to litigation to be material to these consolidated financial statements.

Guarantees

In the normal course of business the Company enters into indemnification agreements and has issued irrevocable standby letters of credit and commercial surety bonds with and to third parties.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2014 and 2013

[all amounts in millions of Canadian dollars except share and per share amounts]

Indemnities

Many agreements related to acquisitions and dispositions of business assets include indemnification provisions where the Company may be required to make payment to a vendor or purchaser for breach of contractual terms of the agreement with respect to matters such as litigation, income taxes payable or refundable or other ongoing disputes. The indemnification period usually covers a period of two to four years. Also, in the normal course of business, the Company has provided indemnifications in various commercial agreements, customary for the telecommunications industry, which may require payment by the Company for breach of contractual terms of the agreement. Counterparties to these agreements provide the Company with comparable indemnifications. The indemnification period generally covers, at maximum, the period of the applicable agreement plus the applicable limitations period under law.

The maximum potential amount of future payments that the Company would be required to make under these indemnification agreements is not reasonably quantifiable as certain indemnifications are not subject to limitation. However, the Company enters into indemnification agreements only when an assessment of the business circumstances would indicate that the risk of loss is remote. At August 31, 2014, management believes it is remote that the indemnification provisions would require any material cash payment.

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law.

Irrevocable standby letters of credit and commercial surety bonds

The Company and certain of its subsidiaries have granted irrevocable standby letters of credit and commercial surety bonds, issued by high rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As of August 31, 2014, the guarantee instruments amounted to $4. The Company has not recorded any additional liability with respect to these guarantees, as the Company does not expect to make any payments in excess of what is recorded on the Company’s consolidated financial statements. The guarantee instruments mature at various dates during fiscal 2015.

26.	EMPLOYEE BENEFIT PLANS

Defined contribution pension plans

The Company has defined contribution pension plans for its non-union employees and, for the majority of these employees, contributes 5% of eligible earnings to the maximum amount deductible under the Income Tax Act. For union employees, the Company contributes amounts up to 9.8% of earnings to the individuals’ registered retirement savings plans. Total pension costs in respect of these plans were $37 (2013 – $35) of which $24 (2013 – $23) was expensed and the remainder capitalized.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2014 and 2013

[all amounts in millions of Canadian dollars except share and per share amounts]

Defined benefit pension plans

The Company has two non-registered retirement plans for designated executives and senior executives and several registered pension plans for certain employees in the media business. The following is a summary of the accrued benefit liabilities recognized in the statement of financial position.

	2014 $	2013 $
Unregistered plans
Accrued benefit obligation	493	406
Fair value of plan assets	330	302

	163	104
Registered plans
Accrued benefit obligation	171	152
Fair value of plan assets	160	133

	11	19

Accrued benefit liabilities and deficit	174	123

The plans expose the Company to a number of risks, of which the most significant are as follows:

(i)	Volatility in market conditions: The accrued benefit obligations are calculated using discount rates with reference to bond yields closely matching the term of the estimated cash flows while many of the assets are invested in other types of assets. If plan assets underperform these yields, this will result in a deficit. Changing market conditions in conjunction with discount rate volatility will result in volatility of the accrued benefit liabilities. To minimize some of the investment risk, the Company has established long-term funding targets where the time horizon and risk tolerance are specified.

(ii)	Selection of accounting assumptions: The calculation of the accrued benefit obligations involves projecting future cash flows of the plans over a long time frame. This means that assumptions used can have a material impact on the statements of financial position and comprehensive income because in practice, future experience of the plans may not be in line with the selected assumptions.

Non-registered pension plans

The Company provides a supplemental executive retirement plan (“SERP”) for certain of its senior executives. Benefits under this plan are based on the employees’ length of service and their highest three-year average rate of eligible pensionable earnings during their years of service. In 2012, the Company closed the plan to new participants and amended the plan to freeze base salary levels at August 31, 2012 for purposes of determining eligible pensionable earnings. The plan was also amended to provide funding of up to 90% of the accrued benefit obligation over a period of six years. Employees are not required to contribute to this plan. Subsequent to year end, the Company made contributions of $25 to a Retirement Compensation Arrangement Trust (“RCA”).

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2014 and 2013

[all amounts in millions of Canadian dollars except share and per share amounts]

During fiscal 2013, the Company established an executive retirement plan (“ERP”) for certain executives not covered by the SERP. Benefits under this plan are comprised of defined contribution and defined benefit components and are based on the employees’ length of service as well as final average earnings during their years of service. Employees are not required to contribute to this plan. Annually the employer is to fund 90% of the accrued benefit obligation. Subsequent to year end, the Company made contributions of $2 to an RCA.

The table below shows the change in benefit obligation and funding status and the fair value of plan assets.

	SERP $	ERP $	2014 Total $	SERP $	ERP $	2013 Total $
Accrued benefit obligation, beginning of year	404	2	406	378	–	378
Current service cost	9	3	12	8	2	10
Past service cost	–	–	–	4	–	4
Interest cost	19	–	19	17	–	17
Payment of benefits to employees	(10)	–	(10)	(9)	–	(9)
Remeasurements:
Effect of changes in demographic assumptions	1	–	1	12	–	12
Effect of changes in financial assumptions	51	1	52	(15)	–	(15)
Effect of experience adjustments	13	–	13	9	–	9

Accrued benefit obligation, end of year	487	6	493	404	2	406

Fair value of plan assets, beginning of year	302	–	302	–	–	–
Employer contributions	13	2	15	300	–	300
Interest income	15	–	15	13	–	13
Payment of benefits	(10)	–	(10)	(9)	–	(9)
Return on plan assets, excluding interest income	8	–	8	(2)	–	(2)

Fair value of plan assets, end of year	328	2	330	302	–	302

Accrued benefit liability and plan deficit, end of year	159	4	163	102	2	104

The weighted average duration of the defined benefit obligation of the SERP and ERP at August 31, 2014 is 15.9 years and 23.4 years, respectively.

The underlying plan assets of the SERP and ERP at August 31, 2014 are invested in the following:

	SERP $	ERP $
Cash and cash equivalents	163	1
Fixed income securities	90	–
Equity securities – Canadian	24	–
Equity securities – Foreign	51	1

	328	2

All fixed income and equity securities have a quoted price in active market.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2014 and 2013

[all amounts in millions of Canadian dollars except share and per share amounts]

The tables below show the significant weighted-average assumptions used to measure the pension obligation and cost for the plans.

Accrued benefit obligation	2014 SERP %		2014 ERP %	2013 SERP %		2013 ERP %
Discount rate	4.00		4.00	4.75		4.75
Rate of compensation increase	5.00	(1)	3.00	5.00	(1)	3.00

Benefit cost for the year	2014 SERP %		2014 ERP %	2013 SERP %		2013 ERP %
Discount rate	4.75		4.75	4.50		4.20
Rate of compensation increase	5.00	(1)	3.00	5.00	(1)	3.00

(1)	Applies only to incentive compensation component of eligible pensionable earnings.

The calculation of the accrued benefit obligation is sensitive to the assumptions above. A one percentage point decrease in the discount rate would have increased the accrued benefit obligation at August 31, 2014 by $85. A one percentage point increase in the rate of compensation increase would have increased the accrued benefit obligation by $16.

When calculating the sensitivity of the defined benefit obligation to significant actuarial assumptions, the present value of the defined benefit obligation has been calculated using the projected benefit method which is the same method that is applied in calculating the defined benefit liability recognized in the statement of financial position. The sensitivity analysis presented above may not be representative of the actual change in the accrued benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some assumptions may be correlated.

The net pension benefit plan expense, which is included in employee salaries and benefits expense, is comprised of the following components:

	SERP $	ERP $	2014 Total $	SERP $	ERP $	2013 Total $
Current service cost	9	3	12	8	2	10
Past service cost	–	–	–	4	–	4
Interest cost	19	–	19	17	–	17
Interest income	(15)	–	(15)	(13)	–	(13)

Pension expense	13	3	16	16	2	18

Registered pension plans

The Company has a number of funded defined benefit pension plans which provide pension benefits to certain unionized and non-unionized employees in the media business. Benefits under these plans are based on the employees’ length of service and final average salary. These plans are regulated by the Office of the Superintendent of Financial Institutions, Canada in accordance with the provisions of the Pension Benefits Standards Act and Regulations. The regulations set out minimum standards for funding the plans.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2014 and 2013

[all amounts in millions of Canadian dollars except share and per share amounts]

The table below shows the change in the benefit obligations, change in fair value of plan assets and the funded status of these defined benefit plans.

	2014 $	2013 $
Accrued benefit obligation, beginning of year	152	149
Current service cost	5	5
Interest cost	7	7
Employee contributions	1	1
Payment of benefits to employees	(10)	(7)
Remeasurements:
Effect of changes in demographic assumptions	1	5
Effect of changes in financial assumptions	15	(4)
Effect of experience adjustments	–	(4)

Accrued benefit obligation, end of year	171	152

Fair value of plan assets, beginning of year	133	116
Employer contributions	12	13
Employee contributions	1	1
Interest income	7	6
Payment of benefit	(10)	(7)
Administrative expenses paid from plan assets	(1)	(1)
Return on plan assets, excluding interest income	18	5

Fair value of plan assets, end of year	160	133

Accrued benefit liability and plan deficit, end of year	11	19

The weighted average duration of the defined benefit obligation at August 31, 2014 is 16.7 years.

The plan assets at August 31, 2014 are comprised of investments in pooled funds as follows:

$
Equity – Canadian	40
Equity – Foreign	21
Fixed income – Canadian	99

160

The underlying securities in the pooled funds have quoted prices in an active market.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2014 and 2013

[all amounts in millions of Canadian dollars except share and per share amounts]

The tables below show the significant weighted-average assumptions used to measure the pension obligation and cost for these plans.

Accrued benefit obligation	2014%	2013%
Discount rate	4.09	4.84
Rate of compensation increase	3.00	3.50

Benefit cost for the year	2014%	2013%
Discount rate	4.84	4.67
Rate of compensation increase	3.50	3.50

The calculation of the accrued benefit obligation is sensitive to the assumptions above. A one percentage point decrease in the discount rate would have increased the accrued benefit obligation at August 31, 2014 by $31. A one percentage point increase in the rate of compensation increase would have increased the accrued benefit obligation by $6.

When calculating the sensitivity of the defined benefit obligation to significant actuarial assumptions, the present value of the defined benefit obligation has been calculated using the projected benefit method which is the same method that is applied in calculating the defined benefit liability recognized in the statement of financial position. The sensitivity analysis presented above may not be representative of the actual change in the accrued benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some assumptions may be correlated.

The net pension benefit plan expense, which is included in employee salaries and benefits expense, is comprised of the following components:

	2014 $	2013 $
Current service cost	5	5
Interest cost	7	7
Interest income	(7)	(6)
Administrative expenses	1	1

Pension expense	6	7

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2014 and 2013

[all amounts in millions of Canadian dollars except share and per share amounts]

Other benefit plans

The Company has post employment benefits plans that provide post retirement health and life insurance coverage to certain retirees in the media business and are funded on a pay-as-you-go basis. The table below shows the change in the accrued post-retirement obligation which is recognized in the statement of financial position.

	2014 $	2013 $
Accrued benefit obligation and plan deficit, beginning of year	15	19
Current service cost	1	–
Interest cost	1	1
Payment of benefits to employees	(1)	(1)
Remeasurements:
Effect of changes in demographic assumptions	–	(4)
Effect of changes in financial assumptions	2	–

Accrued benefit obligation and plan deficit, end of year	18	15

The weighted average duration of the benefit obligation at August 31, 2014 is 18.0 years.

The post-retirement benefit plan expense, which is included in employee salaries and benefits expense, is $2 (2013 – $1) and is comprised of current service and interest cost.

The discount rates used to measure the post-retirement benefit cost for the year and the accrued benefit obligation as at August 31, 2014 were 4.75% and 4.00%, respectively (2013 – 4.50% and 4.75%, respectively). A one percentage point decrease in the discount rate would have increased the accrued benefit obligation at August 31, 2014 by $4.

Employer contributions

The Company’s estimated contributions to the defined benefit plans in fiscal 2015 are $38.

27.	RELATED PARTY TRANSACTIONS

Controlling shareholder

The majority of the Class A Shares are held by JR Shaw, members of his family and the companies owned and/or controlled by them (the “Shaw Family Group”). All of the Class A Shares held by the Shaw Family Group are subject to a voting trust agreement entered into by such persons. The Shaw Family Group is represented as Directors, Senior Executive and Corporate Officers of the Company.

During the prior year, the Company and the Shaw Family Group formed a partnership to make equity investments in companies with new and emerging technologies that have the potential to provide future benefit to the Company. The Shaw Family Group contributed $1 for its 20% interest in the partnership.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2014 and 2013

[all amounts in millions of Canadian dollars except share and per share amounts]

Significant investments in subsidiaries

The following are the significant subsidiaries of the Company, all of which are incorporated in Canada.

	Ownership Interest
	August 31, 2014	August 31, 2013
Shaw Cablesystems Limited	100%	100%
Shaw Cablesystems G.P.	100%	100%
Shaw Envision Inc.	100%	100%
Shaw Telecom Inc.	100%	100%
Shaw Telecom G.P.	100%	100%
Shaw Satellite Services Inc.	100%	100%
Star Choice Television Network Incorporated	100%	100%
Shaw Satellite G.P.	100%	100%
Shaw Media Inc.	100%	100%
Shaw Television Limited Partnership	100%	100%

Key management personnel and Board of Directors

Key management personnel consist of the most senior executive team and along with the Board of Directors have the authority and responsibility for planning, directing and controlling the activities of the Company.

Compensation

The compensation expense of key management personnel and Board of Directors is as follows:

	2014 $	2013 $
Short-term employee benefits	42	39
Post-employment pension benefits	17	17
Share-based compensation	3	6

	62	62

Transactions

The Company paid $2 (2013 – $3) for direct sales agent, collection, marketing, installation and maintenance services to a company controlled by a Director of the Company.

During the year, the Company paid $7 (2013 – $7) for remote control units to a supplier where Directors of the Company hold positions on the supplier’s board of directors.

During the year, network fees of $12 (2013 – $nil) were paid to a programmer where a Director of the Company holds a position on the programmer’s board of directors.

At August 31, 2013, the Company had $3 owing in respect of these transactions (2013 – $1).

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2014 and 2013

[all amounts in millions of Canadian dollars except share and per share amounts]

Other related parties

The Company has entered into certain transactions and agreements in the normal course of business with certain of its related parties. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Corus

The Company and Corus are subject to common voting control. During the year, network fees of $120 (2013 – $125), advertising fees of $1 (2013 – $1) and programming fees of $1 (2013 – $1) were paid to various Corus subsidiaries and entities subject to significant influence. In addition, the Company provided administrative, advertising and other services for $1 (2013 – $nil), uplink of television signals for $5 (2013 – $5), Internet services and lease of circuits for $1 (2013 – $1) and programming content of $1 (2013 – $1). At August 31, 2014, the Company had a net of $20 owing in respect of these transactions (2013 – $21) and commitments in respect of network program agreements of $15 which are included in the amounts disclosed in note 25.

During 2013 the Company sold to Corus its 49% interest in ABC Spark and acquired from Corus its 20% interest in Food Network Canada. The Company had a non-interest bearing promissory note of $48 owing to Corus at August 31, 2013 in respect of these transactions. In addition, the Company agreed to sell to Corus its 50% interest in its two French-language channels, Historia and Series+. The sale of Historia and Series+ closed in 2014 (see note 3) at which time the Company settled the aforementioned promissory note.

The Company provided Corus with television advertising spots in return for radio and television advertising. No monetary consideration was exchanged for these transactions and no amounts were recorded in the accounts.

Burrard Landing Lot 2 Holdings Partnership

During the year, the Company paid $10 (2013 – $10) to the Partnership for lease of office space in Shaw Tower. Shaw Tower, located in Vancouver, BC, is the Company’s headquarters for its lower mainland operations. At August 31, 2014, the Company had a remaining commitment of $101 in respect of the office space lease which is included in the amounts disclosed in note 25.

Specialty Channels

The Company previously held interests in a number of specialty television channels which were subject to either joint control or significant influence. The Company paid network fees of $1 (2013 – $2) and provided uplink of television signals of $nil (2013 – $1) to these channels during the year.

28.	FINANCIAL INSTRUMENTS

Fair values

The fair value of financial instruments has been determined as follows:

(i)	Current assets and current liabilities

The fair value of financial instruments included in current assets and current liabilities approximates their carrying value due to their short-term nature.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2014 and 2013

[all amounts in millions of Canadian dollars except share and per share amounts]

(ii)	Investments and other assets and Other long-term assets

The fair value of publicly traded investments is determined by quoted market prices. Investments in private entities which do not have quoted market prices in an active market and whose fair value cannot be readily measured are carried at cost. No published market exists for such investments. These equity investments have been made as they are considered to have the potential to provide future benefit to the Company and accordingly, the Company has no current intention to dispose of these investments in the near term. The fair value of long-term receivables approximates their carrying value as they are recorded at the net present values of their future cash flows, using an appropriate discount rate.

(iii)	Long-term debt

The carrying value of long-term debt is at amortized cost based on the initial fair value as determined at the time of issuance. The fair value of publicly traded notes is based upon current trading values. Other notes and debentures are valued based upon current trading values for similar instruments.

(vi)	Other long-term liabilities

The fair value of program rights payable, estimated by discounting future cash flows, approximates their carrying value.

(v)	Derivative financial instruments

The fair value of US currency forward purchase contracts is determined using an estimated credit-adjusted mark-to-market valuation.

The carrying values and estimated fair values of derivative financial instruments, an investment in a publicly traded company and long-term debt are as follows:

	August 31, 2014		August 31, 2013
	Carrying value	Estimated fair value	Carrying value	Estimated fair value
	$	$	$	$
Assets
Derivative financial instruments(2)	–	–	3	3
Investment in publicly traded company(1)	7	7	–	–

Liabilities
Long-term debt(1)	4,690	5,390	4,818	5,275

(1)	Level 1 fair value – determined by quoted market prices.

(2)	Level 2 fair value – determined by valuation techniques using inputs based on observable market data, either directly or indirectly, other than quoted prices.

As at August 31, 2013, US currency forward purchase contracts qualified as hedging instruments and were designated as cash flow hedges.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2014 and 2013

[all amounts in millions of Canadian dollars except share and per share amounts]

Risk management

The Company is exposed to various market risks including currency risk and interest rate risk, as well as credit risk and liquidity risk associated with financial assets and liabilities. The Company has designed and implemented various risk management strategies, discussed further below, to ensure the exposure to these risks is consistent with its risk tolerance and business objectives.

Market risk

Market risk is the risk that the fair value or cash flows of a financial instrument will fluctuate as a result of changes in market prices, including foreign exchange and interest rates, the Company’s share price and market price of publicly traded investments.

Currency risk

Certain of the Company’s capital expenditures and equipment costs are incurred in US dollars, while its revenue is primarily denominated in Canadian dollars. Decreases in the value of the Canadian dollar relative to the US dollar could have an adverse effect on the Company’s cash flows. To mitigate some of the uncertainty in respect to capital expenditures and equipment costs, the Company regularly enters into forward contracts in respect of US dollar commitments. With respect to 2014, the Company entered into forward contracts to purchase US $135 over a period of 12 months commencing in September 2013 at an average exchange rate of 1.0403 Cdn. At August 31, 2014 the Company had no forward contracts in respect of US dollar commitments.

Interest rate risk

Due to the capital-intensive nature of its operations, the Company utilizes long-term financing extensively in its capital structure. The primary components of this structure are a banking facility and various Canadian senior notes with varying maturities issued in the public markets as more fully described in note 13.

Interest on the Company’s banking facility is based on floating rates, while the senior notes are primarily fixed-rate obligations. The Company utilizes its credit facility to finance day-to-day operations and, depending on market conditions, periodically converts the bank loans to fixed-rate instruments through public market debt issues. As at August 31, 2014, 94% of the Company’s consolidated long-term debt was fixed with respect to interest rates.

Sensitivity analysis

The Company held no foreign exchange forward contracts at August 31, 2014. A portion of the Company’s accounts receivables and accounts payable and accrued liabilities is denominated in US dollars; however, due to their short-term nature, there is no significant market risk arising from fluctuations in foreign exchange rates.

Interest on the Company’s banking facility is based on floating rates and the variable rate senior notes are based on CDOR. There is no significant market risk arising from interest rates fluctuating by reasonably possible amounts from their actual values at August 31, 2014.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2014 and 2013

[all amounts in millions of Canadian dollars except share and per share amounts]

A change of one dollar in the market price per share of the Company’s publicly traded investment would change other comprehensive loss by $1 at August 31, 2014.

At August 31, 2014, a one dollar change in the Company’s Class B Non-Voting Shares would not have had an impact on net income in respect of the Company’s DSU plan.

Credit risk

Accounts receivable in respect of Cable and Satellite divisions are not subject to any significant concentrations of credit risk due to the Company’s large and diverse customer base. For the Media division, a significant portion of sales are made to advertising agencies which results in some concentration of credit risk. At August 31, 2014, approximately 61% (2013 – 59%) of the $201 (2013 – $196) of advertising receivables is due from the ten largest accounts. The largest amount due from an advertising agency is $20 (2013 – $19) which is approximately 10% (2013 – 10%) of advertising receivables. As at August 31, 2014, the Company had accounts receivable of $493 (August 31, 2013 – $486), net of the allowance for doubtful accounts of $32 (August 31, 2013 – $27). The Company maintains an allowance for doubtful accounts for the estimated losses resulting from the inability of its customers to make required payments. In determining the allowance, the Company considers factors such as the number of days the subscriber account is past due, whether or not the customer continues to receive service, the Company’s past collection history and changes in business circumstances. As at August 31, 2014, $129 (August 31, 2013 – $135) of accounts receivable is considered to be past due, defined as amounts outstanding past normal credit terms and conditions. Uncollectible accounts receivable are charged against the allowance account based on the age of the account and payment history. The Company believes that its allowance for doubtful accounts is sufficient to reflect the related credit risk.

The Company mitigates the credit risk of advertising receivables by performing initial and ongoing credit evaluations of advertising customers. Credit is extended and credit limits are determined based on credit assessment criteria and credit quality. In addition, the Company mitigates credit risk of subscriber receivables through advance billing and procedures to downgrade or suspend services on accounts that have exceeded agreed credit terms.

Credit risks associated with US currency contracts arise from the inability of counterparties to meet the terms of the contracts. In the event of non-performance by the counterparties, the Company’s accounting loss would be limited to the net amount that it would be entitled to receive under the contracts and agreements. In order to minimize the risk of counterparty default under its swap agreements, the Company assesses the creditworthiness of its swap counterparties.

Liquidity risk

Liquidity risk is the risk that the Company will experience difficulty in meeting obligations associated with financial liabilities. The Company manages its liquidity risk by monitoring cash flow generated from operations, available borrowing capacity, and by managing the maturity profiles of its long-term debt.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2014 and 2013

[all amounts in millions of Canadian dollars except share and per share amounts]

The Company’s undiscounted contractual maturities as at August 31, 2014 are as follows:

	Accounts payable and accrued liabilities(1)	Other long-term liabilities	Long-term debt repayable at maturity	Interest payments
	$	$	$	$
Within one year	828	–	–	267
1 to 3 years	–	5	1,000	506
3 to 5 years	–	–	–	439
Over 5 years	–	–	3,740	2,190

	828	5	4,740	3,402

(1)	Includes accrued interest and dividends of $215.

29.	CONSOLIDATED STATEMENTS OF CASH FLOWS

Additional disclosures with respect to the Consolidated Statements of Cash Flows are as follows:

(i)	Funds flow from operations

	2014	2013
	$	$
Net income	887	784
Adjustments to reconcile net income to funds flow from operations:
Amortization	768	858
Program rights	(10)	(31)
Deferred income tax expense (recovery)	(46)	121
CRTC benefit obligation funding	(58)	(52)
Gain on sale of media assets [note 3]	(49)	–
Gain on sale of cablesystem [note 3]	–	(50)
Divestment costs [note 3]	–	5
Gain on sale of associate [note 3]	–	(7)
Share-based compensation	3	4
Defined benefit pension plans	(5)	(288)
Accretion of long-term liabilities and provisions	6	9
Debt retirement costs [note 13]	8	–
Write-down of properties [note 22]	6	14
Other	14	13

Funds flow from operations	1,524	1,380

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2014 and 2013

[all amounts in millions of Canadian dollars except share and per share amounts]

(ii)	Interest and income taxes paid and interest and distributions received and classified as operating activities are as follows:

	2014	2013
	$	$
Interest paid	283	317
Income taxes paid (net of refunds)	137	154
Interest received	5	2
Distributions received	1	2

(iii)	Non-cash transactions

The Consolidated Statements of Cash Flows exclude the following non-cash transactions:

	2014	2013
	$	$
Issuance of Class B Non-Voting Shares:
Dividend reinvestment plan [note 19]	146	126
Non-monetary exchange:
Exchange of fibre assets for network capacity leases	5	–
Lease transaction:
Capitalization of transponders under lease renewal	5	–
Issuance of promissory note:
Transactions with a related party [notes 3 and 27]	–	48

30.	CAPITAL STRUCTURE MANAGEMENT

The Company’s objectives when managing capital are:

(i)	to maintain a capital structure which optimizes the cost of capital, provides flexibility and diversity of funding sources and timing of debt maturities, and adequate anticipated liquidity for organic growth and strategic acquisitions;

(ii)	to maintain compliance with debt covenants; and

(iii)	to manage a strong and efficient capital base to maintain investor, creditor and market confidence.

The Company defines capital as comprising all components of shareholders’ equity (other than non-controlling interests and amounts in accumulated other comprehensive income/loss), long-term debt (including the current portion thereof), and bank indebtedness less cash and cash equivalents.

	August 31, 2014 $	August 31, 2013 $
Cash and cash equivalents	(637)	(422)
Long-term debt repayable at maturity	4,740	4,869
Share capital	3,182	2,955
Contributed surplus	64	72
Retained earnings	1,589	1,242

	8,938	8,716

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2014 and 2013

[all amounts in millions of Canadian dollars except share and per share amounts]

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of underlying assets. The Company may also from time to time change or adjust its objectives when managing capital in light of the Company’s business circumstances, strategic opportunities, or the relative importance of competing objectives as determined by the Company. There is no assurance that the Company will be able to meet or maintain its currently stated objectives.

On December 5, 2013 Shaw received the approval of the TSX to renew its normal course issuer bid to purchase its Class B Non-Voting Shares for a further one year period. The Company is authorized to acquire up to 20,000,000 Class B Non-Voting Shares during the period December 9, 2013 to December 8, 2014.

The Company’s banking facility is subject to covenants which include maintaining minimum or maximum financial ratios, including total debt to operating cash flow and operating cash flow to fixed charges. At August 31, 2014, the Company is in compliance with these covenants and based on current business plans and economic conditions, the Company is not aware of any condition or event that would give rise to non-compliance with the covenants.

The Company’s overall capital structure management strategy remains unchanged from the prior year.

31.	SUBSEQUENT EVENT

On September 2, 2014, the Company closed the acquisition of 100% of the shares of ViaWest, Inc, (“ViaWest”) for an enterprise value of US $1.2 billion which was funded through a combination of cash on hand, assumption of ViaWest debt and a drawdown of US $330 on the Company’s credit facility. The ViaWest acquisition provides the Company with a growth platform in the North American data centre sector and is another step in expanding technology offerings for mid-market enterprises in Western Canada. The Company is currently in the process of completing the purchase price allocation which it expects to include in its interim financial statements for the first quarter of fiscal 2015. The operating results of ViaWest will be included in the Company’s consolidated financial statements from the date of acquisition. In connection with the transaction, the Company incurred $4 of acquisition related costs in fiscal 2014 for professional fees paid to lawyers, consultants and advisors and had a contingent liability of $6 at August 31, 2014 in respect of such fees.